Exhibit 99.1

INDEX TO UNAUDITED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Balance Sheets as of December 31, 2018 and June 30, 2019	F-2

Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss for six months ended June 30, 2018 and June 30, 2019	F-4

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity (Deficit) for six months ended June 30, 2018 and June 30, 2019	F-5

Unaudited Interim Condensed Consolidated Statements of Cash Flows for six months ended June 30, 2018 and June 30, 2019	F-7

QUTOUTIAO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

As of December 31, 2018 and June 30, 2019

(RMB, except share data and per share data, or otherwise noted)

	Note	As of December 31, 2018	As of June 30, 2019
		RMB	RMB	US$(Note 2(e))
ASSETS
Current assets:
Cash and cash equivalents	5	2,186,288,246	2,103,479,913	306,406,397
Short-term investments	2(h)	115,436,080	184,088,800	26,815,557
Accounts receivable, net	6	203,984,074	410,329,309	59,771,203
Amount due from related parties	20	—	104,097,946	15,163,576
Prepayments and other current assets	7	120,365,506	142,508,846	20,758,754

Total current assets		2,626,073,906	2,944,504,814	428,915,487

Non-current assets:
Property and equipment, net	8	13,929,542	18,799,411	2,738,443
Right-of-use asset, net	10	—	64,171,819	9,347,679
Intangible assets	9	94,527,598	92,333,723	13,449,923
Goodwill	3	7,268,330	7,268,330	1,058,752
Long-term investments	2(k)	—	32,498,800	4,733,984
Other non-current assets	7	10,672,141	27,614,520	4,022,507

Total non-current assets		126,397,611	242,686,603	35,351,288

Total assets		2,752,471,517	3,187,191,417	464,266,775

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY

Current liabilities (including current liabilities of the consolidated variable interest entity(“VIEs”) and its subsidiaries without recourse to the Company amounting to RMB1,652,254,389 and RMB2,769,079,393, as of December 31, 2018 and June 30, 2019, respectively):

Accounts payable (including accounts payable of the consolidated VIEs and VIE’s subsidiaries without recourse to the Company of RMB73,087,671 and RMB238,068,415 as of December 31, 2018 and June 30, 2019, respectively)		131,249,219	255,180,417	37,171,219
Amount due to a related party (including amount due to a related party of the consolidated variable interest entity (“VIE”) and VIE’s subsidiaries without recourse to the Company of nil as of June 30, 2019)	20	—	6,841,157	996,527
Registered users’ loyalty payable (including registered users’ loyalty payable of the consolidated VIEs and VIE’s subsidiaries without recourse to the Company of RMB249,881,449 and RMB172,120,365 as of December 31, 2018 and June 30, 2019, respectively)	2(u)	256,661,934	178,912,204	26,061,501
Advance from advertising customers (including advance from advertising customers of the consolidated VIEs and VIE’s subsidiaries without recourse to the Company of RMB152,181,358 and RMB164,606,216 as of December 31, 2018 and June 30, 2019, respectively)	2(o)	155,099,317	166,090,687	24,193,836
Salary and welfare payable (including salary and welfare payable of the consolidated VIEs and VIE’s subsidiaries without recourse to the Company of RMB41,665,582 and RMB72,032,140 as of December 31, 2018 and June 30, 2019, respectively)		43,422,202	73,901,862	10,765,020
Tax payable (including tax payable of the consolidated VIEs and VIE’s subsidiaries without recourse to the Company of RMB100,757,561 and RMB91,918,811 as of December 31, 2018 and June 30, 2019, respectively)	11	101,286,721	92,118,427	13,418,562

	Note	As of December 31, 2018	As of June 30, 2019
		RMB	RMB	US$(Note 2(e))
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (continued)
Current liabilities (continued)
Lease liabilities, current (including Lease liabilities, current of the consolidated VIEs and VIE’s subsidiaries without recourse to the Company of nil and RMB24,935,349 as of December 31, 2018 and June 30, 2019, respectively)	10	—	32,117,473	4,678,437
Accrued liabilities related to users’ loyalty programs (including Accrued liabilities related to users’ loyalty program of the consolidated VIEs and VIE’s subsidiaries without recourse to the Company of RMB44,133,812 and RMB46,255,061 as of December 31, 2018 and June 30, 2019, respectively)	2(u)	44,133,812	46,255,061	6,737,809
Accrued liabilities and other current liabilities (including Accrued liabilities and other current liabilities of the consolidated VIEs and VIE’s subsidiaries without recourse to the Company of RMB360,711,336 and RMB461,629,127 as of December 31, 2018 and June 30, 2019, respectively)	12	379,130,559	478,383,268	69,684,380

Total current liabilities		1,110,983,764	1,329,800,556	193,707,291

Non-current liabilities:
Other non-current liabilities	12	9,686,219	8,419,246	1,226,401
Lease liabilities, non-current	10	—	26,586,966	3,872,828
Deferred tax liabilities		23,631,899	22,430,277	3,267,338
Convertible loan	13	—	1,183,152,486	172,345,592

Non-current liabilities		33,318,118	1,240,588,975	180,712,159

Total liabilities		1,144,301,882	2,570,389,531	374,419,450

Commitments and contingencies	22
Mezzanine equity:
Redeemable non-controlling interests	19	96,936,855	130,481,205	19,006,731

Total mezzanine equity		96,936,855	130,481,205	19,006,731

Shareholders’ equity:
Class A ordinary shares (US$0.0001 par value, 50,000,000 shares authorized as of December 31, 2018 and June 30, 2019; 37,022,806 and 39,332,122 shares issued as of December 31, 2018 and June 30, 2019; 27,522,806 and 30,376,697 shares outstanding as of December 31, 2018 and June 30, 2019)	14	16,292	18,750	2,731
Class B ordinary shares (US$0.0001 par value; 34,248,442 shares authorized as of December 31, 2018 and June 30, 2019; 34,248,442 and 32,937,193 shares issued as of December 31, 2018 and June 30, 2019; 34,248,442 and 32,937,193 shares outstanding as of December 31, 2018 and June 30, 2019)	14	25,255	24,391	3,553
Additional paid-in capital		3,684,130,058	4,031,844,904	587,304,429
Treasury stock (US$0.0001 par value; 9,500,000 and 8,955,425 shares as of December 31, 2018 and June 30, 2019, respectively)	2(x)	—	(102,630,674)	(14,949,843)
Accumulated other comprehensive loss		(16,428,875)	(31,637,042)	(4,608,455)
Accumulated deficit		(2,153,235,425)	(3,407,814,586)	(496,404,164)

Total Qutoutiao Inc. shareholders’ equity		1,514,507,305	489,805,743	71,348,251

Non-controlling interests	19	(3,274,525)	(3,485,062)	(507,657)
Total shareholders’ equity		1,511,232,780	486,320,681	70,840,594

Total liabilities, mezzanine equity and shareholders’ equity		2,752,471,517	3,187,191,417	464,266,775

The accompanying notes are an integral part of these consolidated financial statements.

QUTOUTIAO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE LOSS

For six months ended June 30, 2018 and 2019

(RMB, except share data and per share data, or otherwise noted)

		Six months ended June 30,
	Note	2018	2019
		RMB	RMB	US$(Note 2(e))
Advertising and marketing revenue		668,687,403	2,300,718,045	335,137,370
Advertising and marketing revenue- related parties	20	1,183,492	144,462,450	21,043,328
Other revenue		42,670,745	59,616,169	8,684,074
Other revenue-related parties	20	5,293,092	—	—

Net revenues		717,834,732	2,504,796,664	364,864,772
Cost of revenues		(142,625,585)	(625,881,154)	(91,169,869)
Cost of revenues-related parties	20	(3,367,626)	(14,758,169)	(2,149,770)

Gross profit		571,841,521	1,864,157,341	271,545,133

Operating expenses:
Research and development expenses		(62,912,378)	(376,702,160)	(54,872,857)
Sales and marketing expenses		(832,021,879)	(2,618,050,696)	(381,362,082)
Sales and marketing expenses-related parties	20	(4,917,963)	(669,123)	(97,469)
General and administrative expenses		(193,885,977)	(147,548,555)	(21,492,870)

Total operating expenses		(1,093,738,197)	(3,142,970,534)	(457,825,278)

Other operating income	18	—	10,789,713	1,571,699

Loss from operations		(521,896,676)	(1,268,023,480)	(184,708,446)

Interest income		5,388,699	30,354,642	4,421,652
Interest expense	13	—	(8,485,508)	(1,236,054)
Foreign exchange related gains (losses), net		2,098,062	(2,535,037)	(369,270)
Other expenses, net		(25,598)	(2,008,351)	(292,549)

Loss before income taxes		(514,435,513)	(1,250,697,734)	(182,184,667)
Income tax benefit	17	—	1,201,622	175,036

Net loss		(514,435,513)	(1,249,496,112)	(182,009,631)

Net loss attributable to non-controlling interests		—	210,537	30,668

Net loss attributable to Qutoutiao Inc.		(514,435,513)	(1,249,285,575)	(181,978,963)
Accretion to convertible redeemable preferred shares redemption value	19	(58,963,543)	(5,293,586)	(771,098)
Deemed dividend to preferred shareholders	14	(1,916,871)	—	—

Net loss attributable to Qutoutiao Inc.’s ordinary shareholders		(575,315,927)	(1,254,579,161)	(182,750,061)

Net loss		(514,435,513)	(1,249,496,112)	(182,009,631)
Other comprehensive loss
Foreign currency translation adjustment, net of nil tax		(12,562,130)	(15,208,167)	(2,215,319)

Total comprehensive loss		(526,997,643)	(1,264,704,279)	(184,224,950)

Comprehensive loss attributable to non-controlling interests		—	210,537	30,668
Comprehensive loss attributable to Qutoutiao Inc.		(526,997,643)	(1,264,493,742)	(184,194,282)
Net loss per share
— Basic and diluted	21	(23.74)	(20.01)	(2.92)
Weighted average number of ordinary shares used in per share calculation:
— Basic and Diluted	21	24,238,324	62,684,261	62,684,261

The accompanying notes are an integral part of these consolidated financial statements.

QUTOUTIAO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

For six months ended June 30, 2018 and 2019

(RMB, except share data and per share data, or otherwise noted)

	Outstanding ordinary shares			Treasury stocks
	Number of Shares	Amount	Additional paid-in capital	Number of Shares	Amount	Accumulated other comprehensive income/(loss)	Accumulated deficit	Statutory reserves	Non- controlling interests	Total shareholders’ deficit
Balance as of January 1, 2018	24,062,500	15,723	8,856,316	10,000,000	—	24,651	(117,456,701)	—	—	(108,560,011)

Share-based compensation expense (Note 16)	—	—	185,383,475	—	—	—	—	—	—	185,383,475
Distribution to the founder (Note 16)	—	—	6,837,374	—	—	—	(6,837,374)	—	—	—
Accretion on Series A convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(10,643,883)	—	—	(10,643,883)
Accretion on Series A1 convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(3,274,935)	—	—	(3,274,935)
Accretion on Series B1 convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(21,349,500)	—	—	(21,349,500)
Accretion on Series B2 convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(18,092,345)	—	—	(18,092,345)
Accretion on Series B3 convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(5,602,880)	—	—	(5,602,880)
Deemed dividend to preferred shareholders	—	—	1,916,871	—	—	—	(1,916,871)	—	—	—
Exercise of share options	500,000	317	—	(500,000)	—	—	—	—	—	317
Net loss	—	—	—	—	—	—	(514,435,513)	—	—	(514,435,513)
Foreign currency translation	—	—	—	—	—	(12,562,130)	—	—	—	(12,562,130)

Balance as of June 30, 2018	24,562,500	16,040	202,994,036	9,500,000	—	(12,537,479)	(699,610,002)	—	—	(509,137,405)

QUTOUTIAO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

For six months ended June 30, 2018 and 2019

(RMB, except share data and per share data, or otherwise noted)

	Outstanding ordinary shares			Treasury stocks
	Number of Shares	Amount	Additional paid-in capital	Number of Shares	Amount	Accumulated other comprehensive income/(loss)	Accumulated deficit	Statutory reserves	Non- controlling interests	Total shareholders’ deficit
Balance as of January 1, 2019	61,771,248	41,547	3,684,130,058	9,500,000	—	(16,428,875)	(2,153,235,425)	—	(3,274,525)	1,511,232,780

Share-based compensation expense (Note 16)	—	—	135,571,831	—	—	—	—	—	—	135,571,831
Accretion on Series A convertible redeemable preferred shares of a subsidiary (Note 19)	—	—	—	—	—	—	(5,293,586)	—	—	(5,293,586)
Issuance of ordinary shares upon follow-on public offering, net of issuance costs (Note 3)	831,967	558	212,143,015	—	—	—	—	—	—	212,143,573
Repurchase of ordinary shares (Note 2(x))	(828,925)	—	—	828,925	(102,630,674)	—	—	—	—	(102,630,674)
Exercise of share options	1,539,600	1,036	—	(1,373,500)	—	—	—	—	—	1,036
Net loss	—	—	—	—	—	—	(1,249,285,575)	—	(210,537)	(1,249,496,112)
Foreign currency translation	—	—	—	—	—	(15,208,167)	—	—	—	(15,208,167)

Balance as of June 30, 2019	63,313,890	43,141	4,031,844,904	8,955,425	(102,630,674)	(31,637,042)	(3,407,814,586)	—	(3,485,062)	486,320,681

The accompanying notes are an integral part of these consolidated financial statements.

QUTOUTIAO INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For six months ended June 30, 2018 and 2019

(RMB, except share data and per share data, or otherwise noted)

	Six months ended June 30,
	2018	2019
	RMB	RMB	US$(Note 2(e))
Cash flows from operating activities
Net loss	(514,435,513)	(1,249,496,112)	(182,009,631)
Adjustments for:
Depreciation of property and equipment	1,549,432	4,095,448	596,569
Amortization of intangible assets	—	4,878,682	710,660
Amortization of right-of-use asset and interest of lease liabilities	—	16,990,715	2,474,977
Deferred tax benefit	—	(1,201,622)	(175,036)
Share-based compensation	185,383,475	135,571,831	19,748,264
Changes in assets and liabilities, net of impact of acquisition:
Accounts receivable	9,497,772	(206,345,235)	(30,057,572)
Amount due from related parties	—	(104,097,946)	(15,163,576)
Prepayment to a related party	(27,792,710)	—	—
Prepayments and other current assets	(11,769,599)	(27,380,063)	(3,988,356)
Other non-current assets	(737,690)	(12,980,696)	(1,890,852)
Accounts payable	7,103,222	123,931,198	18,052,614
Amount due to related parties	7,570,862	6,841,157	996,527
Registered users’ loyalty payable	116,060,910	(77,749,730)	(11,325,525)
Salary and welfare payable	7,570,229	30,479,660	4,439,863
Tax payable	1,231,483	(9,168,294)	(1,335,513)
Accrued liabilities related to users’ loyalty programs	(37,992,439)	2,121,249	308,995
Accrued liabilities and other current liabilities	42,482,144	97,402,200	14,188,231
Advances from advertising customers	72,539,949	10,991,370	1,601,074
Operating lease liabilities	—	(17,220,336)	(2,508,425)
Non-current liabilities	—	(1,266,973)	(184,555)
Non-current interest payable – convertible loan	—	8,485,508	1,236,054

Net cash used in operating activities	(141,738,473)	(1,265,117,989)	(184,285,213)

Cash flows from investing activities:
Purchase of short-term investments	(761,200,000)	(2,204,224,400)	(321,081,486)
Purchase of equity investments	—	(32,498,800)	(4,733,984)
Prepayment for purchase of online audio/video content platform	(43,018,464)	—	—
Proceeds from maturity of short-term investments	890,610,000	2,135,914,590	311,131,040
Purchase of intangible assets	—	(2,684,807)	(391,086)
Cash paid for acquisitions, net of cash acquired	(10,729,825)	—	—
Purchase of property and equipment	(5,794,062)	(12,927,000)	(1,883,030)
Proceeds from disposal of property and equipment	175,634	—	—

Net cash provided by/(used in) investing activities	70,043,283	(116,420,417)	(16,958,546)

Cash flows from financing activities:
Proceeds from issuance of Series B1 Convertible redeemable Preferred Shares, net of issuance costs	651,736,522	—	—
Proceeds from issuance of Series B2 Convertible redeemable Preferred Shares, net of issuance costs	569,316,830	—	—
Proceeds from issuance of Series B3 Convertible redeemable Preferred Shares, net of issuance costs	284,561,245	—	—
Proceeds from issuance of Series A Convertible redeemable Preferred Shares of a subsidiary, net of issuance costs	—	27,357,503	3,985,070
Proceeds from public offerings, net of issuance costs (1)	(4,281,169)	212,813,023	30,999,712
Proceeds from Convertible Loan, net of issuance costs	—	1,175,923,897	171,292,629
Payment for repurchase of ordinary shares	—	(102,630,674)	(14,949,843)

Net cash provided by financing activities	1,501,333,428	1,313,463,749	191,327,568

	Six months ended June 30,
	2018	2019
	RMB	RMB	US$(Note 2(e))
Net increase in cash and cash equivalents	1,429,638,238	(68,074,657)	(9,916,191)
Effect of exchange rate changes on cash and cash equivalents	58,202,210	(14,733,676)	(2,146,202)
Cash and cash equivalents at the beginning of period	278,458,413	2,186,288,246	318,468,790

Cash and cash equivalents at the end of period	1,766,298,861	2,103,479,913	306,406,397

Supplemental disclosure of cash flow information:
Accounts payable related to the purchase of property and equipment	263,000	—	—
Accrued Follow On Offering expense	—	669,450	97,516
Accrued Convertible Loan expense	—	1,307,205	190,416
Accrued preferred share issuance cost	2,311,276	—	—
Accretion to Series A preferred shares redemption value	10,643,883	—	—
Accretion to Series A1 preferred shares redemption value	3,274,935	—	—
Accretion to Series B1 preferred shares redemption value	21,349,500	—	—
Accretion to Series B2 preferred shares redemption value	18,092,345	—	—
Accretion to Series B3 preferred shares redemption value	5,602,880	—	—
Accretion to redemption value of Series A convertible redeemable preferred shares of a subsidiary	—	5,293,586	771,098
Deemed dividend to preferred shares shareholders	1,916,871	—	—

The accompanying notes are an integral part of these consolidated financial statements.

(1)	For the six months ended June 30, 2018, the cash outflow amount represented cash paid for initial public offering costs prior to the completion of the Company’s IPO.

QUTOUTIAO INC.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(RMB, except share data and per share data, or otherwise noted)

1.	Organization and Principal Activities

(a) Principal activities

Qutoutiao Inc. (the “Company”), an exempted company with limited liability incorporated in the Cayman Islands, (i) its various equity-owned consolidated subsidiaries, (ii) its controlled affiliates, and (iii) the subsidiaries of its controlled affiliates are collectively referred to as the “Group”. The Group’s principal activity is to operate mobile platforms Qutoutiao (“QTT”), Quduopai (QDP) and Midu (“MD”) for the distribution, consumption and sharing of light entertainment content. The Group generates revenue primarily by providing cost-effective and targeted advertising solutions through the mobile platforms in the People’s Republic of China (“PRC”), through its controlled affiliates and their wholly-owned subsidiaries thereof (collectively referred to as the “Affiliated Entities”).

As of June 30, 2019, the Company’s principal subsidiaries and consolidated Affiliated Entities are as follows:

Name of subsidiaries and VIEs	Date of establishment/ acquisition	Place of incorporation	Percentage of direct or indirect economic ownership
Wholly owned subsidiaries of the Company:
InfoUniversal Limited(“InfoUniversal”)	Established on August 15, 2017	Hong Kong	100%
Shanghai Quyun Internet Technology Co., Ltd. (“Quyun WFOE”)	Established on October 13,2017	PRC	100%
Shanghai Dianguan Network Technology Co., Ltd. (“Dianguan”)	Acquired on February 2, 2018	PRC	100%
QTT Asia Ltd. (“QTT Asia”)	Established on April 10, 2018	British Virgin Islands(“BVI”)	100%
Shanghai Zhicao Information Technology Co., Ltd. (“Zhicao WFOE”)	Established on December 4,2018	PRC	100%
Variable Interest Entity (“VIEs”)
Shanghai Jifen Culture Communications Co., Ltd. (“Jifen or Jifen VIE”)	Established on January 10, 2012	PRC	100%
Beijing Churun Internet Technology Co.,Ltd. (“Churun VIE”)	Acquired on November 1, 2018	PRC	100%
Shanghai Big Rhinoceros Horn Information Technology, Co., Ltd (“Big Rhinoceros Horn VIE”)	Established on November 9,2018	PRC	100%
Shanghai Longshu Information Technology Co., Ltd (“Longshu VIE”)	Established on January 1, 2019	PRC	100%
Subsidiaries of Variable Interest Entity (“VIE subsidiaries”)
Shanghai Xike Information Technology Service Co., Ltd. (“Xike”)	Established on July 14, 2016	PRC	100%
Shanghai Tuile Information Technology Service Co., Ltd. (“Tuile”)	Established on July 14, 2016	PRC	100%
Anhui Zhangduan Internet Technology Co., Ltd. (“Zhangduan”)	Established on March 31, 2017	PRC	100%
Beijing Qukandian Internet Technology Co., Ltd (“Qukandian”)	Established on April 13, 2017	PRC	100%

(b) Liquidity

The Group has incurred losses from operations since inception. The Group incurred net losses of RMB514.4 million and RMB1,249.3 million for the six months ended June 30, 2018 and 2019, respectively. Accumulated deficit amounted to RMB2,153.2 million and RMB3,407.8 million as of December 31, 2018 and June 30, 2019, respectively. Net cash used in operating activities was approximately RMB141.7 million and RMB1,265.1 million for the six months ended June 30, 2018 and 2019, respectively. As of December 31, 2018 and June 30, 2019, the Group’s working capital was RMB1,515.1 million and RMB1,614.7 million, respectively. As of June 30, 2019, the Group had cash and cash equivalent of RMB2,103.5 million and short-term investments of RMB184.1 million.

The Group’s liquidity is dependent on its ability to generate cash from operating activities, obtain capital financing from equity or debt investors and adjust the pace of its operation expansion and control of the related expense to fund its general operations and capital expansion needs. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes adjusting the pace of its operation expansion, and increasing revenue while controlling operating cost and expenses to generate positive operating cash flows.

Based on cash flows projection from operating activities and the existing balance of cash and cash equivalents and short-term investments, management is of the opinion that the Group has sufficient funds to meet its anticipated working capital requirements and capital expenditures in the ordinary course of business for the next twelve months from the issuance of these unaudited interim consolidated financial statements. Based on the above considerations, the Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations.

2.	Principal Accounting Policies

(a) Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

In the opinion of the Company’s management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary for a fair statement of the Company’s consolidated financial position and results of operations and cash flows as of June 30, 2019 and for the six-month periods ended June 30, 2018 and 2019. The year-end condensed balance sheet data as of December 31, 2018 was derived from audited financial statements, but does not include all disclosures required by US GAAP.

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Actual results could materially differ from those estimates.

These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, previously filed with the Securities and Exchange Commission (“SEC”).

Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

(b) Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from such estimates.

The Company believes that revenue recognition, liabilities related to loyalty programs, consolidation of VIEs, determination of share-based compensation and impairment assessment of long-lived assets that reflect more significant judgments are estimates used in the preparation of its consolidated financial statements.

Management bases the estimates on historical experience and on various other assumptions as discussed elsewhere to the consolidated financial statements that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from these estimates.

(c) Consolidation

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIEs and VIEs’ subsidiaries for which the Company or its subsidiary is the primary beneficiary. All transactions and balances among the Company, its subsidiaries, its VIEs have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting powers; or has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meeting of directors; or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which the Company, or its subsidiary, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity. In determining whether the Company or its subsidiaries are the primary beneficiary, the Company considered whether it has the power to direct activities that are significant to the VIEs’ economic performance, and also the Group’s obligation to absorb losses of the VIEs that could potentially be significant to the VIEs or the right to receive benefits from the VIEs that could potentially be significant to the VIEs. The Company’s WOFEs and ultimately the Company hold all the variable interests of the VIEs and its subsidiaries, and have been determined to be the primary beneficiaries of the VIEs.

The following table sets forth the assets, liabilities, results of operations and cash flows of VIEs and its subsidiaries, which are included in the Group’s consolidated financial statements. Transactions between the VIEs and its subsidiaries are eliminated in the balances presented below:

	As of
	December 31, 2018	June 30, 2019
Assets
Current assets
Cash and cash equivalents	19,464,246	8,037,363
Short-term investments	5,000,000	77,250,000
Accounts receivable, net	200,289,537	407,093,056
Amount due from subsidiaries of the Company	291,902,904	549,272,236
Amount due from related parties	—	92,962,134
Prepayments and other current assets	80,565,668	95,686,339

Total current asset	597,222,355	1,230,301,128

Non-current assets
Investments	—	5,000,000
Property and equipment, net	13,376,314	17,649,497
Right-of-use asset, net	—	52,419,053
Intangible assets	—	2,612,613
Other non-current assets	8,945,774	25,596,111

Total non-current assets	22,322,088	103,277,274

Total assets	619,544,443	1,333,578,402

Liabilities
Current liabilities
Accounts payable	73,087,671	238,068,415
Amount due to subsidiaries of the Company	629,835,620	1,497,513,909
Registered users’ loyalty payable	249,881,449	172,120,365
Advance from advertising customers	152,181,358	164,606,216
Salary and welfare payable	41,665,582	72,032,140
Tax payable	100,757,561	91,918,811
Lease liabilities, current	—	24,935,349
Accrued liabilities related to users’ loyalty programs	44,133,812	46,255,061
Accrued liabilities and other current liabilities	360,711,336	461,629,127

Total current liabilities	1,652,254,389	2,769,079,393

Non-current liabilities
Lease liabilities, non-current	—	22,207,796

Total non-current assets	—	22,207,796

Total liabilities	1,652,254,389	2,791,287,189

	Six months ended June 30,
	2018	2019
Net revenues	712,036,682	2,762,489,629
Net loss	(514,632,981)	(909,376,001)

	Six months ended June 30,
	2018	2019
Net cash used in operating activities	(280,080,346)	(336,305,135)
Net cash provided by/(used in) investing activities	92,990,105	(88,029,748)
Net cash provided by financing activities	275,200,311	412,908,000

Net increase/(decrease) in cash and cash equivalents	88,110,070	(11,426,883)

In accordance with the aforementioned VIE agreements, the Company has power to direct activities of the VIEs, and can have assets transferred out of VIEs. Therefore the Company considers that there is no asset in VIEs that can be used only to settle obligations of the VIEs, except for registered capital, as of December 31, 2018 and June 30, 2019. As the VIEs and their subsidiaries were incorporated as limited liability company under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of the VIEs.

There were no pledges or collateralization of the Affiliated Entities’ assets. As the Company is conducting its business mainly through the Affiliated Entities, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

There is no VIEs where the Company has variable interest but is not the primary beneficiary.

The Group believes that the contractual arrangements among its shareholders and WFOEs comply with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of the VIEs were to reduce their interests in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms.

The Company’s ability to control the VIEs also depends on the voting rights proxy and the effect of the share pledge under the Equity Interest Pledge Agreement and the WFOEs have to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes this voting right proxy is legally enforceable but may not be as effective as direct equity ownership.

(d) Functional Currency and Foreign Currency Translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated outside of PRC is the United States dollar (“US$”), while the functional currency of the PRC entities in the Group is RMB as determined based on the criteria of ASC 830, Foreign Currency Matters.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in other than the functional currency are re-measured at the balance sheet date exchange rate.

The resulting exchange differences are recorded in the consolidated statements of comprehensive loss as foreign exchange related gain / loss.

The financial statements of the Group are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the subsidiaries are translated into RMB using the exchange rate in effect at each balance sheet date. Income and expense items are generally translated at the average exchange rates prevailing during the fiscal year. Foreign currency translation adjustments arising from these are accumulated as a separate component of shareholders’ deficit on the consolidated financial statement. The exchange rates used for translation on December 31, 2018 and June 30, 2019 were US$1.00= RMB6.8632 and RMB6.8747, respectively, representing the index rates stipulated by the People’s Bank of China.

(e) Convenience Translation

Translations of balances in the Group’s consolidated balance sheet, consolidated statement of operations and comprehensive loss and consolidated statement of cash flows from RMB into US$ as of and for the six months ended June 30, 2019 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB6.865, representing the certified exchange rate published by the US Federal Reserve Board on June 28, 2019. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2019, or at any other rate.

(f) Fair value of financial instruments

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The three levels of inputs that may be used to measure fair value include:

Level	1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level	2: Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level	3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Group’s financial instruments consist principally of cash and cash equivalents, short-term investments, accounts receivable, accounts payable, advance from advertising customers, registered users’ loyalty payable, other liabilities, and a convertible loan that was issued in April 2019.

As of December 31, 2018 and June 30, 2019, the carrying values of cash and cash equivalents, accounts receivable, accounts payable, advance from customers, registered users’ loyalty payable and other liabilities approximated their fair values reported in the consolidated balance sheets due to the short-term maturities of these instruments. As of June 30, 2019, the estimated fair value of the long-term convertible loan approximates its carrying value due to the short duration between the issuance and period-end date. The convertible loan would qualify as Level 3 if it was to be carried at fair value due to the presence of significant unobservable inputs.

On a recurring basis, the Group measures its short-term investments at fair value.

The following table sets forth the Group’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

As of December 31, 2018	Level 1	Level 2	Level 3	Balance at fair value
Assets
Short-term investments—Wealth management products	—	115,436,080	—	115,436,080

As of June 30, 2019	Level 1	Level 2	Level 3	Balance at fair value
Assets
Short-term investments—Wealth management products	—	184,088,800	—	184,088,800

(g) Cash and Cash Equivalents

Cash and cash equivalents include cash in bank and time deposits placed with banks or other financial institutions, which have original maturities of three months or less at the time of purchase and are readily convertible to known amounts of cash.

(h) Short-term investments

Short-term investments include investments in wealth management products issued by certain banks which are redeemable by the Company at any time. The wealth management products are unsecured with variable interest rates and primarily invested in debt securities issued by the PRC government, corporate debt securities and central bank bills. The Company measures the short-term investments at fair value using the quoted subscription or redemption prices published by these banks. The change in fair value is recorded as interest income amounted to RMB1.7 million and RMB3.6 million in the consolidated statements of comprehensive loss for the six months ended June 30, 2018 and June 30, 2019, respectively.

(i) Accounts receivable, net

Accounts receivable are presented net of allowance for doubtful accounts. The Group uses specific identification in providing for bad debts when facts and circumstances indicate that collection is doubtful and based on factors listed in the following paragraph. If the financial conditions of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowance may be required.

The Company maintains an allowance for doubtful accounts which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for doubtful accounts on general basis taking into consideration various factors including but not limited to historical collection experience and credit-worthiness of the customers as well as the age of the individual receivables balance. Additionally, the Company makes specific bad debt provisions based on any specific knowledge the Company has acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require the Company to use substantial judgment in assessing its collectability.

(j) Property and equipment, net

Property and equipment are stated at historical cost less accumulated depreciation and impairment loss, if any. Depreciation is calculated using the straight-line method over their estimated useful lives. The estimated useful lives are as follows:

Leasehold improvements	Over the shorter of lease term or 2 – 5 years
Office equipment	3 – 5 years

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive loss.

(k) Equity investments

The Company’s long-term investments were accounted for using the equity method, which are securities that the Company does not control, but are able to exert significant influence over the investee. These investments are measured at cost less any impairment, plus or minus the Company’s share of equity method investee income or loss. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary. The Company monitors its investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information. As of June 30, 2019, the Company’s equity investment is an investment in a fund that has not completed set-up.

(l) Goodwill and intangible assets

Intangible assets

Intangible assets include the acquired right to operate an online audio/video content platform (Note 9) and computer software, which are amortized using the straight-line method over their estimated useful lives. The estimated useful lives are as follows:

Acquired right to operate an online audio/video content platform	10 years
Computer software	3 - 10 years

The estimated life of intangible assets subject to amortization is reassessed if circumstances occur that indicate the life has changed. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. No impairment of intangible assets was recognized for the six-month periods ended June 30, 2018 and 2019.

Goodwill

Goodwill represents the excess of the total cost of the acquisition over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries and VIEs. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50%) that the fair value of the reporting unit is less than its carrying value. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit and other specific information related to the operations. If the reporting unit does not pass the qualitative assessment, the Company estimates its fair value and compares the fair value with the carrying value of its reporting unit, including goodwill. If the fair value is greater than the carrying value of its reporting unit, no impairment is recorded. If the fair value is less than the carrying value, an impairment loss is recognized for the amount that the carrying amount of a reporting unit, including goodwill, exceeds its fair value, limited to the total amount of goodwill allocated to that reporting unit. The impairment charge would be recorded to earnings in the consolidated statements of operations.

Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units and the determination of the fair value of each reporting unit. The Company estimates the fair value of the reporting unit using a discounted cash flow model. This valuation approach considers various assumptions including projections of future cash flows, perpetual growth rates and discount rates. The assumptions about future cash flows and growth rates are based on management’s assessment of a number of factors, including the reporting unit’s recent performance against budget, performance in the market that the reporting unit serves, as well as industry and general economic data from third party sources. Discount rate assumptions reflect an assessment of the risk inherent in those future cash flows. Changes to the underlying businesses could affect the future cash flows, which in turn could affect the fair value of the reporting unit. Management performs its annual goodwill impairment test as of December 31. Each quarter the Company reviews the events and circumstances to determine if there are indicators that goodwill may be impaired.

As of June 30, 2019, there is no event or any circumstance that the Company identified, which indicated that the fair value of the Company’s reporting unit was substantially lower than the respective carrying value. There was no impairment of goodwill during the six-month periods ended June 30, 2018 and 2019.

(m) Impairment of long-lived assets other than Goodwill

For other long-lived assets including property and equipment and other non-current assets, the Group evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(n) Leases

Prior to the adoption of ASC 842 on January 1, 2019:

Leases, including leases of office spaces, where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are recognized as an expense on a straight-line basis over the lease term. The Group had no capital leases for any of the years stated herein.

Upon and hereafter the adoption of ASC 842 on January 1, 2019:

The Company determines if an arrangement is a lease or contains a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities, current and non-current, in the Company’s consolidated balance sheets. The Company does not have any finance leases as of the adoption date or June 30, 2019.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate, which it calculates based on the credit quality of the Company and by comparing interest rates available in the market for similar borrowings, and adjusting this amount based on the impact of collateral over the term of each lease.

The Company has elected to adopt the following lease practical expedients in conjunction with the adoption of ASU 2016-02: (i) elect for each lease to not separate non-lease components from lease components and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component; (ii) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (iii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2019 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs.

(o) Advances from advertising customers

Certain third party advertising customers pay in advance to purchase advertising services. Cash proceeds received from customers are initially recorded as advances from advertising customers and are recognized as revenues when revenue recognition criteria are met.

(p) Revenue recognition

A.	Significant accounting policy

The Group has adopted the new revenue standard, ASC 606, by applying the full retrospective method. Revenues are recognized when or as the control of a good or service is transferred to the customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group’s performance:

•	provides all of the benefits received and consumed simultaneously by the customer;

•	creates and enhances an asset that the customer controls as the Group performs; or

•	does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

The progress towards complete satisfaction of the performance obligation is measured based on one of the following methods that best depict the Group’s performance in satisfying the performance obligation:

•	direct measurements of the value transferred by the Group to the customer; or

•	the Group’s efforts or inputs to the satisfaction of the performance obligation.

B.	Nature of services

The following is a description of principal activities from which the Group generates its revenue.

(i) Advertising and marketing

The Group’s main revenue generating activity is the provision of online advertising and marketing services. The Group generates revenue from providing advertising and marketing services. Revenue is recognized on a Cost Per thousand impressions (“CPM”) or Cost Per Click (“CPC”) basis as impressions or clicks are delivered.

The determination of whether revenue should be reported on a gross or net basis is based on an assessment of whether the Group is acting as the principal or an agent in the transaction. In determining whether the Group acts as the principal or an agent, the Group follows the accounting guidance for principal-agent considerations. Such determination involves judgment and is based on evaluation of the terms of each arrangement.

a. Advertising and marketing services provided to advertising customers

Before February 2018, the Group engaged certain advertising customers through a third-party advertising agent (“advertising agent”). In the arrangement with this advertising agent, it served as the Group’s sales agent in selling the Group’s advertising solutions to other second-tier advertising agents. The end advertisers are the customers of the Group as they specifically select Qutoutiao to display its advertisement and the performance obligation of the Group is to provide the underlying advertising display services. The advertising agent earns a commission of 2% of the advertising revenue in the arrangement in return for providing bidding system for placement on Qutoutiao which the Company recognized as cost of revenue. The Group provides advertising and marketing services to advertising customers and recognizes advertising and marketing revenue on a gross basis as clicks are delivered.

The Group receives refundable advance payments from advertising customers through this advertising agent and reconciles the advertising and marketing revenue with this advertising agent on a weekly basis. If the advance payment deposited in the Group is not ultimately used for the advertisement on Qutoutiao, the Group refunds the advance payment back to advertising customers through this advertising agent.

In February 2018, the Group acquired 100% equity interests of this advertising agent with a total consideration of RMB15.0 million (Note 3). After the acquisition, the Group effectively provides advertising and marketing services to these advertising customers directly and continues to recognize revenue on a gross basis as impressions are delivered.

Besides this arrangement, the Group also provides advertising and marketing service to advertising customers directly.

Starting 2019, the placement of the advertising customers’ advertisements is not restricted to be only on Qutoutiao’s platform. When advertisements cannot be placed on Qutoutiao’s platform due to capacity limit or unsuccessful bidding attempt on Qutoutiao, the Group has the discretion to choose a media platform for advertisement placement. The Group determined that it is the principal to the advertising customer when Group (1) is the primary obligor ultimately responsible for delivering advertising services to the advertising customers, (2) has the discretion in pricing and (3) takes certain risks of loss due to the different settlement method between the media platform and advertising customers. Hence, the Group recognizes the revenue on a gross basis.

In May 2019, the Group also started a new business stream of providing integrated marketing solution services to its customers based on their customized needs. The services include but are not limited to design and execute of a systematic marketing plan online and offline, come up with best solutions for online promotion of the customers’ mobile application by selecting appropriate advertisement platforms, design the advertisement clips, monitor advertisement effects, organize offline marketing campaigns featuring social media influencers and circulate marketing messages to the customers’ end consumers.

The Group pays the vendors or suppliers when costs are incurred and advertisements are displayed while the Group charges the service fees to the customers based on specified achievements, i.e. a Gross Merchandise Volume (“GMV”) which revenue is recognized based on number of first effective purchase, or Cost per Action (“CPA”) basis which revenue is recognized based on number of registered new users.

The Group is the primary obligor ultimately responsible for delivering the tailored marketing services to the customers in the arrangement, it has the discretion in pricing and takes certain risks of loss as the achievements can’t be guaranteed while the costs can have already been incurred. Hence, the Group provides the tailored marketing planning and solution services to customers as the principal and recognizes the revenue on a gross basis.

b. Advertising and marketing services provided to advertising platforms

The Group provides advertising and marketing services to other third-party advertising platforms. In the arrangement with these advertising platforms, these advertising platforms are the customers of the Group and the performance obligation of the Group is to provide traffic service to these advertising platforms. Therefore, the Group recognizes revenue based on the net amount as impressions or clicks are delivered.

The Group reconciles and settles the advertising revenue with these advertising platforms on a monthly basis.

(ii) Other services

a. Online marketplace service

The Group operates an online marketplace which users can access merchandise offered by third-party merchandise suppliers. The suppliers are the customers of the Group as these suppliers are the primary obligor to provide goods and delivery service to the users and the performance obligation of the Group is to provide matching service for the suppliers. The Group acts as an agent in this transaction and recognize revenue when the matching service is completed. The Group settles the payment with suppliers on a monthly basis.

b. Agent and platform service

After the acquisition of the advertising agent in February 2018 (Note 3), the Group also provides agent and platform service by facilitating the advertising customers to select third-party advertising platforms to display their advertisements. The Group recognizes revenue from the advertising customers based on the net amount equal to certain agreed percentage of the gross revenue earned by the third-party advertising platforms when impressions or clicks are successfully delivered.

C.	Disaggregation of revenue

In the following table, revenue is disaggregated by major service line and gross vs net recognition.

	Six months ended June 30,
	2018	2019
	RMB	RMB	US$(Note 2(e))
Major service line
Advertising and marketing service provided to advertising customers, recorded gross(1)(3)	533,983,843	1,894,943,812	276,029,688
Advertising and marketing service provided to advertising platforms, recorded net	135,887,052	550,236,683	80,151,010
Other service(2)	47,963,837	59,616,169	8,684,074

	717,834,732	2,504,796,664	364,864,772

(1)

For the six months ended June 30, 2018 and 2019, revenue in advertising services provided to advertising customers, recorded gross, include integrated marketing solution services which amounted to nil and RMB107.9 million, respectively, and includes advertising and marketing services provided to related parties which amounted to RMB1.2 million and RMB144.5 million, respectively. Refer to Note 20 for additional details.

(2)

For the six months ended June 30, 2018 and 2019, revenue in other services include the agent and platform services which amounted to RMB44.0 million and RMB28.9 million, respectively. For the six months ended June 30, 2018, the aforementioned agent and platform services also include RMB5.3 million of services that were provided to a related party. Refer to Note 20 for additional details.

(q) Cost of revenues

The Group’s cost of revenues consists primarily of (i) agent fees retained by the third party advertising agents, and costs paid to suppliers or vendors for the tailored marketing services, which are recognized as cost of revenue for revenue recorded on gross basis, (ii) content procurement costs paid to third-party professional media companies or freelancers, (iii) direct cost related to in-house content editing cost, rental cost, depreciation and other miscellaneous costs, (iv) bandwidth cost and (v) cultural development fee and surcharges. The cultural development fee and surcharges in cost of revenues for the six months ended June 30, 2018 and 2019 were RMB16.6 million and RMB39.1 million, respectively. The Group is subject to a cultural development fee on the provision of advertising services in the PRC. The applicable tax rate is 3% of the net advertising revenues.

(r) Research and development expenses

Research and development expenses consist primarily of (i) salary and welfare for research and development personnel, (ii) office rental expenses and (iii) depreciation of office premise and servers utilized by research and development personnel. Costs incurred during the research stage are expensed as incurred. Costs incurred in the development stage, prior to the establishment of technological feasibility, which is when a working model is available, are expensed when incurred.

The Company accounts for internal use software development costs in accordance with guidance on intangible assets and internal use software. This requires capitalization of qualifying costs incurred during the software’s application development stage and to expense costs as they are incurred during the preliminary project and post implementation/operation stages. For the six months ended June 30, 2018 and 2019, the Company has not capitalized any costs related to internal use software because the inception of the Group software development costs qualified for capitalization have been insignificant.

(s) Sales and marketing expenses

Sales and marketing expenses consist primarily of (i) rewards to registered users related to loyalty programs, (ii) advertising and marketing expenses, (iii) charges for short mobile message service to registered users and (iv) salary and welfare for sales and marketing personnel. The advertising and marketing expenses amounted to RMB184.4 million and RMB1,325.9 million for the six months ended June 30, 2018 and 2019, respectively.

(t) General and administrative expenses

General and administrative expenses consist primarily of (i) salary and welfare for general and administrative personnel, (ii) office expense, (iii) professional service fees and (iv) stock-based compensation expense.

(u) User loyalty programs

The Group has loyalty programs for its registered users in its mobile platforms Qutoutiao and Quduopai to enhance user stickiness and incentivize word-of-mouth referrals. The Group offers rewards mainly for signing up as a new-registered user as well as rewards to existing registered users for referring new users to become the Group’s registered users, and also rewards for participating in various activities held in platforms including uploading videos on Quduopai. The cost of users’ rewards is recognized as sales and marketing expenses in the consolidated statements of comprehensive loss.

On Qutoutiao, the Group’s users can redeem earned rewards, which is in a form of cash credits reflecting the same amount of cash value, upon request. The Group offers its users the flexibility to choose a number of rewards payment options, including i) online cash out, when the cash credits balance exceeds a certain cash out threshold or at a lower cash out threshold if the users log on Qutoutiao for a certain number of consecutive days, ii) purchasing products mainly through online marketplace.

On Quduopai, the Group’s users can also earn cash credits (reflecting the same amount of cash value) that they may cash out when the cash credits balance exceeds a certain threshold. Before April 9, 2018, the Group’s users on Quduopai could also earn loyalty points, which could only be exchanged for coupons issued to the Group by a third-party, which can be used to purchase goods or service on that third-party’s group buying website. The Group did not recognize any expenses or liability for those loyalty points earned on Quduopai since the Group did not bear any additional cost to settle these loyalty points awarded to its users before April 9, 2018. Starting from April 9, 2018, the Group’s users on Quduopai who are not content providers, can also start to earn and redeem earned rewards, which is in a form of cash credits reflecting the same amount of cash value, upon request. Users can cash out the rewards when the cash credits balance exceeds a certain cash out threshold. All the outstanding loyalty point granted to users on Quduopai were converted to rewards upon the enacting of the revised loyalty program in April 2018. As a result, the Company recorded costs of RMB62,359 in the sales and marketing expenses in April 2018. In November 2018, the Company, as a result of the change of business strategy, announced the change of the loyalty program on Quduopai and reversed the unused rewards under the original loyalty program amounted to RMB11.6 million in the consolidated statements of comprehensive loss for the fourth quarter of 2018.

The user’s agreement provides that rewards expire after one month. However, the Group may, at its discretion, provide rewards to its users even after one month expiration period. Starting from May 2018, rewards to its users are cleared from their accounts and will not be redeemed when the users are inactive for 90 days.

The Group’s experience indicates that a certain portion of rewards is never redeemed by its users, which the Group refers to as a “breakage”. The liability accrued for the reward is reduced by the estimated breakage that is expected to occur. The Group estimates breakage based upon its analysis of relevant reward history and redemption pattern as well as considering the expiration period of the rewards under the users agreement. In the assessment of breakage, each individual user’s account is categorized into certain pools of different range of outstanding rewards, and then further grouped into certain sub-groups on the basis of inactivity days. The past reward redemption pattern in those sub-groups was used to estimate the respective breakage for the outstanding rewards in each sub-group at each period end. For the six months ended June 30, 2018 and 2019, total costs related to the users’ rewards granted (before estimate breakage) amounted to RMB707.1 million and RMB1,430.8 million, respectively, and total rewards redeemed amounted to RMB548.1 million and RMB1,347.0 million, respectively. The Company also reversed the accrued rewards of the users inactive for 90 days which amounted to RMB171.8 million and RMB175.9 million for the six months ended June 30, 2018 and 2019, respectively, which were recorded as a reduction of sales and marketing expense. As of December 31, 2018 and June 30, 2019, the total estimated breakage not accrued approximated to RMB59.1 million and RMB42.6 million, respectively.

Once the amount of accumulated unredeemed rewards for individual user exceeds the cash out threshold or the continuous log-on criteria is reached, the Group reclassifies the balance into “registered users’ loyalty payable” in consolidated balance sheet as a monetary liability and reverses the amount of breakage originally assumed. The registered users’ loyalty payable is derecognized only if (1) the Group pays the user and is relieved of its obligation for the liability by paying the users, including delivery of cash or (2) the Group is legally released from the liability.

The actual cost to settle the estimated liability may differ from the estimated liability recorded. As of December 31, 2018 and June 30, 2019, users’ reward recorded in “Registered users’ loyalty payable” are RMB256.7 million and RMB178.9 million, respectively, and estimated users’ rewards recorded in “Accrued liabilities related to users’ loyalty programs” are RMB44.1 million and RMB46.3 million, respectively. The decrease of registered users’ loyalty payable from December 31, 2018 to June 30, 2019 was mainly due to the Company’s ongoing efforts in optimizing user engagement expenses.

(v) Employee social security and welfare benefits

Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government.

The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made.

(w) Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its statements of operations and comprehensive loss. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the six months ended June 30, 2018 and 2019. As of December 31, 2018 and June 30, 2019, the Group did not have any significant unrecognized uncertain tax positions.

(x) Share repurchases

Effective May 28, 2019, the Board of Directors approved a share repurchase program to repurchase in the open market up to US$50 million worth of outstanding ADSs of the Company, every four of which represents one class A ordinary share, from time to time over the next 12 months, depending on market conditions, share price and other factors, as well as subject to the memorandum and articles of association, the relevant rules under United States securities laws and regulations, and the relevant stock exchange rules. The program may be suspended or discontinued at any time. These repurchased ADSs were recorded as treasury stock and were accounted for under the cost method. Under the cost method, when the Company’s shares are acquired for purposes other than retirement, the costs of the acquired stock will be shown separately as a deduction from the total of capital stock. No repurchased shares of common stock have been retired. Up to June 30, 2019, 3,315,700 outstanding ADSs (828,925 shares) were repurchased with a total consideration of RMB102.6 million.

(y) Share-based compensation

Share-based compensation costs are measured at the grant date. The share-based compensation expenses have been categorized as either cost of revenue, general and administrative expenses, selling and marketing expenses or research and development expenses, depending on the job functions of the grantees.

Option granted to employees

For the options granted to employees, the compensation expense is recognized using the straight-line method over the requisite service period. Forfeitures are estimated at the time of grant, with such estimate updated periodically and with actual forfeitures recognized currently to the extent they differ from the estimate. In determining the fair value of the Company’s share options, the binomial option pricing model has been applied.

Option granted to non-employee

Prior to the adoption of ASU 2018-07 on January 1, 2019:

For share-based awards granted to non-employees, the Group accounts for the related share-based compensation expenses in accordance with ASC subtopic, 505-50 (“ASC 505-50”), Equity-Based Payments to Non-Employees. Under the provision of ASC 505-50, options of the Company issued to non-employees are measured based on fair value of the options which are determined by using the binomial option pricing model. These options are measured as of the earlier of the date at which either: (1) commitment for performance by the non-employee has been reached; or (2) the non-employee’s performance is complete. Subsequent to the completion of the performance, the share-based award is assessed in accordance with ASC 815 to determine whether the award meets the definition of a derivative.

Upon and hereafter the adoption of ASU 2018-07 on January 1, 2019:

Non-employee share-based payment awards within the scope of ASC 718 are measured at grant-date fair value of the equity instruments that an entity is obligated to issue when the good has been delivered or the service has been rendered and any other conditions necessary to earn the right to benefit from the instruments have been satisfied.

(z) Statutory reserves

The Group’s subsidiaries, consolidated VIEs and its subsidiaries incorporated in the PRC are required on an annual basis to make appropriations of retained earnings set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations (“PRC GAAP”).

Appropriation to the statutory general reserve should be at least 10% of the after tax net income determined in accordance with the legal requirements in the PRC until the reserve is equal to 50% of the entities’ registered capital. The Group is not required to make appropriation to other reserve funds and the Group does not have any intentions to make appropriations to any other reserve funds.

The general reserve fund can only be used for specific purposes, such as setting off the accumulated losses, enterprise expansion or increasing the registered capital. Appropriations to the general reserve funds are classified in the consolidated balance sheets as statutory reserves.

There are no legal requirements in the PRC to fund these reserves by transfer of cash to restricted accounts, and the Group has not done so.

Relevant laws and regulations permit payments of dividends by the PRC subsidiaries and affiliated companies only out of their retained earnings, if any, as determined in accordance with respective accounting standards and regulations. Accordingly, the above balances are not allowed to be transferred to the Company in terms of cash dividends, loans or advances.

(aa) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

(ab) Dividends

Dividends are recognized when declared. No dividends were declared for the six months ended June 30, 2018 and 2019, respectively. The Group does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

(ac) Loss per share

Basic loss per share is computed by dividing net loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two class method. Using the two class method, net loss is allocated between ordinary shares and other participating securities (i.e. preferred shares) based on their participating rights.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalents shares outstanding during the year. Dilutive equivalent shares are excluded from the computation of diluted loss per share if their effects would be anti-dilutive. Ordinary share equivalents consist of the ordinary shares issuable in connection with the Group’s convertible redeemable preferred shares using the if-converted method, and ordinary shares issuable upon the conversion of the stock options, using the treasury stock method.

(ad) Comprehensive loss

Comprehensive loss is defined as the change in shareholders’ deficit of the Company during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders.

Comprehensive loss is reported in the consolidated statements of comprehensive loss. Accumulated other comprehensive losses of the Group include the foreign currency translation adjustments.

(ae) Segment reporting

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers in deciding how to allocate resources and assess performance. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results including revenue, gross profit and operating profit at a consolidated level only. The Group does not distinguish between markets for the purpose of making decisions about resources allocation and performance assessment. Hence, the Group has only one operating segment and one reportable segment.

(af) Recently adopted accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to classify leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification determines whether lease expense is recognized over the lease term based on an effective interest method for financing leases or on a straight-line basis for operating leases. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expenses for such lease generally on a straight-line basis over the lease term. For public entities, the guidance was effective for annual reporting periods beginning after December 15, 2018 and for interim periods within those fiscal years.

The Company adopted ASC 842 using the modified retrospective transition approach, to be applied to leases existing as of, or entered into after, January 1, 2019. Prior period results continue to be presented under ASC 840 based on the accounting standards originally in effect for such periods. The Company’s accounting policy under ASC 842, as well as the optional practical expedients elected, has been detailed in accounting policy (n) Leases above.

In connection with the adoption of ASC 842, on January 1, 2019, the Company recorded an impact of RMB50.4 million on its assets and RMB47.1 million on its liabilities for the recognition of operating lease right-of-use-assets and operating lease liabilities, respectively, which are primarily related to the lease of the Company’s office spaces. The adoption of ASC 842 did not have a material impact on the Company’s results of operations or cash flows.

In January 2017, the FASB issued ASU 2017-04, “Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment,” which simplifies how an entity is required to test goodwill for impairment by eliminating step two from the goodwill impairment test. Step two of the goodwill impairment test measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with its carrying amount. ASU 2017-04 is effective for fiscal years and interim periods within those years beginning after December 15, 2019 for public entities, and early adoption is permitted after January 1, 2017. The Company adopted the new standard effective January 1, 2019 on a prospective basis, and the adoption did not have a material impact on the Company’s consolidated financial statements and the related disclosures.

In February 2018, the Financial Accounting Standard Board (“FASB”) issued ASU 2018-02, Income Statement — Reporting Comprehensive Income (Topic 220) — Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, to allow entities to reclassify the income tax effects of tax reform legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”) on items within accumulated other comprehensive income to retained earnings. ASU 2018-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2018, and early adoption is permitted. The Company adopted ASU 2018-02 on January 1, 2019 and the adoption did not have a material impact on the Company’s consolidated financial statements and the related disclosures.

In June 2018, the Financial Accounting Standard Board (“FASB”) issued ASU 2018-07, Compensation – Stock Compensation (Topic 718) — Improvements to Nonemployee Share-Based Payment Accounting, to align the accounting for share-based payment awards issued to nonemployees with the guidance applicable to grants to employees and remove requirement to reassess classification of nonemployee awards under other literature upon vesting. ASU 2018-07 is effective for the public entities for fiscal years and interim periods within those years beginning after December 15, 2018, and early adoption is permitted. The Company adopted ASU 2018-07 on January 1, 2019 and the adoption did not have a material impact on the Company’s consolidated financial statements and the related disclosures.

(ag) Recently issued accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses” (“ASU 2016-13”), which introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including, but not limited to, trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires the entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. The standard also indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. The ASU is effective for public companies for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted for all entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is in the process of evaluating the impact of ASU 2016-13 on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Company is currently in the process of evaluating the impact of the adoption of this guidance on its consolidated financial statements.

3.	Significant equity transactions and acquisitions

(a) Initial public offering

In September 2018, the Company completed its initial public offering on the NASDAQ Global Select Market of 13,800,000 American Depositary Shares (“ADS”) (including 1,800,000 ADSs sold upon the full exercise of the underwriters’ over-allotment option) (every four ADS represents one Class A ordinary share, for a total ordinary shares offering of 3,450,000 shares), at a price of US$7.00 per ADS for a total offering size of approximately US$96.6 million. The net proceeds raised from the IPO amounted to approximately RMB590.9 million (US$85.9 million) after deducting underwriting discounts and commissions and other offering expenses.

Upon the completion of the IPO, all classes of preferred shares of the Company were converted and designated as Class A ordinary shares on a one-for-one basis. 34,248,442 ordinary shares, including the vesting of 15,937,500 ordinary owned by the founders that became subsequently restricted on January 3, 2018, were designated as Class B ordinary share on a one-for-one basis. The remaining ordinary shares were designated as Class A ordinary shares on a one-for-one basis.

In respect of all matters subject to shareholders’ vote, each holder of Class A ordinary share is entitled to one and each holder of Class B ordinary share is entitled to ten votes.

(b) Follow-on public offering

On April 5, 2019, the Company completed a follow-on public offering of 3,327,868 ADSs (equivalent to 831,967 ordinary shares) by the Company and 6,672,132 ADSs (equivalent to 1,668,033 ordinary shares) by several shareholders (the “Selling Shareholders”), at a public offering price of US$10.00 per ADS. The net proceeds raised from the follow-on public offering amounted to approximately RMB212.1 million (approximately US$31.0 million) after deducting issuance costs.

(c) Business acquisition

The Company accounted for its acquisition in accordance with ASC 805, “Business Combination” (“ASC 805”). The result of the acquiree’s operation has been included in the consolidated financial statements since the acquisition date. The excess of the fair value of the acquired entity over the fair value of net tangible and intangible assets acquired was recorded as goodwill, which is not deductible for corporate income taxation purposes.

Acquisition of Dianguan

In February 2018, the Company acquired 100% equity interests of Dianguan, an advertising agent (Note 2(n)), from its shareholder for a cash consideration of RMB15.0 million.

The acquisition was recorded as a business combination. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Fair value of consideration transferred:

RMB
Cash	15,000,000

Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	4,270,175
Short-term investments	9,940,000
Prepayments and other current assets	30,936,027
Property and equipment, net	17,978
Accounts payable	(364,242)
Salary and welfare payable	(778,438)
Tax payable	(9,933,408)
Advance from advertising customers	(24,664,513)
Accrued liabilities and other current liabilities	(1,691,909)

Total identifiable net assets acquired	7,731,670
Goodwill	7,268,330

Total purchase consideration	15,000,000

The excess of purchase price over tangible assets and identifiable intangible assets acquired and liabilities assumed was recorded as goodwill. Goodwill associated with acquisition of Dianguan was attributed to the expected synergy arising from the consolidation operations. The acquired goodwill is not deductible for tax purposes. Acquisition-related costs were insignificant and were included in general and administrative expenses for the year ended December 31, 2018. No additional costs were incurred in 2019.

Based on the Company’s assessment, the revenues and net earnings of Dianguan were not considered material in 2018 prior to the acquisition date. Pro forma results of operations for the acquisition described above have not been presented because they are not material to the consolidated statements of operations and comprehensive loss, either individually or in aggregate.

4.	Risks and Concentration

(a) Concentration of revenues

For the six months ended June 30, 2018, Customer B contributed 12% of total net revenues of the Group. For the six months ended June 30, 2019, Customer C contributed 11% of total net revenue of the Group.

(b) Concentration of accounts receivable

The Group has not experienced any significant recoverability issue with respect to its accounts receivable. The Group conducts credit evaluations on its platforms and customers and generally does not require collateral or other security from such platforms and customers. The Group periodically evaluates the creditworthiness of the existing platforms in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

The following table summarized customers with greater than 10% of the accounts receivables and amounts due from related parties:

	As of
	December 31, 2018	June 30, 2019
Customer A — advertising platform	14%	11%
Customer B — advertising platform	*	*
Customer C — advertising platform	29%	36%
Customer D — advertising customer	14%	*
Customer E — advertising platform	10%	*
Customer F — advertising platform	—	10%
Customer G — advertising and marketing customer (related parties)	—	20%

*	Less than 10%

(c) Credit risk

The Group’s credit risk arises from cash and cash equivalents, short-term investments, prepayments and other current assets, and accounts receivable. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

The Group expects that there is no significant credit risk associated with the cash and cash equivalents and short-term investments which are held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries and the Affiliated Entities are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

The Group has no significant concentrations of credit risk with respect to its prepayments.

Accounts receivable are typically unsecured and are derived from revenue earned through third party advertising platforms and customers, as well as related parties. The risk with respect to accounts receivable is mitigated by credit evaluations performed on them.

5.	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use. The following table sets forth a breakdown of cash and cash equivalents by currency denomination and jurisdiction as of December 31, 2018 and June 30, 2019.

	RMB			RMB equivalent (US$)			RMB equivalent (HKD/SGD/IDR)			Total in RMB
	Overseas	China		Overseas	China		Overseas	China
		Non VIE	VIE		Non VIE	VIE		Non VIE	VIE
December 31, 2018	—	39,016,535	19,464,246	2,125,034,745	2,269,863	—	502,857	—	—	2,186,288,246
June 30, 2019	2,036,528,937	20,890,359	8,036,781	4,304,762	31,762,509	582	1,955,983	—	—	2,103,479,913

6.	Accounts receivable, net

	As of
	December 31, 2018	June 30, 2019
Accounts receivable, gross	203,984,074	410,329,309
Less: allowance for doubtful accounts	—	—

Accounts receivable, net	203,984,074	410,329,309

7.	Prepayments and other assets

	As of
	December 31, 2018	June 30, 2019
Prepayment and other current assets
Value-added tax receivable	20,640,519	53,478,995
Deferred cost for incentive payment to customer	22,842,164	17,138,284
Prepayment for the use of contents(3)	7,166,442	15,321,271
Deposit to third-party payment service providers(1)	24,888,833	12,466,401
Loans and advance to employees	5,389,935	11,947,219
Lease deposits-current portion	1,017,056	738,509
Deposit to a third-party for advertisement services(2)	—	10,000,000
Interest receivable	2,958,984	9,206,512
Deposit to third-party advertising platforms(4)	5,000,000	5,000,000
Prepayments of business insurance	2,996,381	1,963,729
Prepayments of advertisement fee(2)	17,669,507	1,689,512
Prepayments of IT service fee	705,580	509,635
Prepayment of office lease	5,609,752	—
Others	3,480,353	3,048,779

	120,365,506	142,508,846

Non-current
Long-term prepayments of advertisement fee(2)	—	13,901,780
Long-term lease deposits	7,424,707	11,116,786
Long-term prepaid server fee	2,087,264	1,301,887
Prepayment for purchase of property and equipment	1,160,170	1,294,067

	10,672,141	27,614,520

(1)

Deposit to third party payment service providers represent cash prepaid to the Group’s third party on-line payment service providers, which will be used to settle the Group’s obligation for outstanding user loyalty payable or content procurement fee to professional third party media companies and freelancers. As of December 31, 2018 and June 30, 2019, no allowance for doubtful accounts was provided for the prepayment.

(2)

Prepayments of advertisement fee represent prepayments made to service providers for future services to promote the Company’s mobile applications through online and media advertising. Such service providers charge expenses based on activities during the month, and once confirmed by the Company, the expenses will be deducted from the prepayments already made by the Company. Prepayments of advertising fee is recorded when prepayments are made to service providers and are expensed as services are provided.

(3)

Prepayment for the use of contents represents the payment to the content providers for the use of the content on the Company’s mobile applications for a period from 6 to 12 months. In June 2019, the Company also entered into an arrangement with a literature content provider based in China for the use of their content library on the Company’s mobile applications for two years.

(4)

Deposit to third-party advertising platforms represents the deposit made to third-party advertising platforms that the Group provides agent and platform service by facilitating the advertising customers to select third-party advertising platforms to display the advertisements. The deposit is used to secure the timely payment of the agent and platform service fee received by the Group to the third-party platforms.

8.	Property and equipment, net

Property and equipment consist of the following:

	As of
	December 31, 2018	June 30, 2019
Cost:
Office equipment	10,883,248	17,979,597
Leasehold improvements	7,705,824	9,574,794

Total cost	18,589,072	27,554,391
Less: Accumulated depreciation	(4,659,530)	(8,754,980)

Property and equipment, net	13,929,542	18,799,411

Depreciation expense recognized for the six months ended June 30, 2018 and 2019 are summarized as follows:

	Six months ended June 30,
	2018	2019
Cost of revenues	467,538	1,327,502
Research and development expenses	683,365	2,026,004
Sales and marketing expenses	89,986	350,989
General and administrative expenses	308,543	390,953

Total	1,549,432	4,095,448

9.	Intangible assets, net

Intangible assets consist of the following:

	As of
	December 31, 2018	June 30, 2019
Cost:
Acquired right to operate an online audio/video content platform	96,129,761	96,129,761
Computer software	—	2,684,807

Total cost	96,129,761	98,814,568
Less: Accumulated amortization	(1,602,163)	(6,480,845)

Intangible assets, net	94,527,598	92,333,723

The right to operate an online audio/video content platform was acquired on November 1, 2018 through an acquisition of 100% equity interests of a company for a total cash considerations of RMB72.1 million. The acquisition was accounted for as an asset acquisition rather than a business combination as the company does not meet the criteria of a business and substantially all of the fair value of the gross assets acquired would be concentrated in a single asset, which met the screen test criteria to be an asset acquisition for the adopted ASU 2017-01. A deferred tax liability of RMB24.0 million arising from the difference between the accounting basis and tax basis of the identifiable intangible asset is recognized and will be realized over 10 years which is in line with the acquired right’s amortization period. The recognition of the deferred tax liability related to the intangible asset in turn increases the book basis of the asset.

The acquired right to operate an online audio/video content platform with amount of RMB96.1 million is amortized over 10 years on a straight-line basis. Amortization expense recognized for the six months ended June 30, 2018 and 2019 is nil and RMB4.8 million, recorded in cost of revenues. The Company will record estimated amortization expenses of RMB4.8 million for the remainder of 2019 and RMB9.6 million for the years ending December 31, 2020, 2021, 2022 and 2023, respectively.

10.	Leases

The Company leases facilities under non-cancellable operating leases expiring on different dates. The terms of substantially all of these leases are three years or less. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. All of the Company’s leases qualify as operating leases. With the adoption of the new leasing standard, the Company has recorded a right-of-use asset and corresponding lease liability, by calculating the present value of future lease payments, discounted at 5.7%, the Company’s incremental borrowing rate, over the expected term. Variable lease cost and short-term leases (lease terms less than 12 months) are recognized as incurred.

(a) The components of lease expenses were as follows:

Six months ended June 30, 2019
Lease cost:
Amortization of right-of-use assets	15,667,643
Interest of lease liabilities	1,323,072
Expenses for short-term leases within 12 months	105,817

Total lease cost	17,096,532

(b) Supplemental cash flow information related to leases was as follows:

Six months ended June 30, 2019
Other information
Cash paid for amounts included in the measurement of lease liabilities:
Operating lease payments	17,220,336
Right-of-use assets obtained in exchange for lease obligations:	39,560,604

(c) Supplemental balance sheet information related to leases was as follows:

Six months ended June 30, 2019
Operating leases
Operating lease right-of-use assets	64,171,819

Operating lease liabilities, current	(32,117,473)
Operating lease liabilities, non-current	(26,586,966)

Total operating lease liabilities	(58,704,439)

As of June 30, 2019
Weighted-average remaining lease term
Operating leases	2.2 years
Weighted-average discount rate
Operating leases	5.7%

(d) Maturities of lease liabilities were as follows:

As of June 30, 2019
Remainder of 2019	18,146,111
2020	28,519,929
2021	13,759,180
2022	2,574,821

Total undiscounted lease payments	63,000,041
Less: imputed interest	(4,295,602)

Total lease liabilities	58,704,439

(e) Future minimum lease payments for the Company’s operating leases were as follows:

As of December 31, 2018
2019	35,453,783
2020	21,057,299
2021	3,180,192
2022 and thereafter	—

59,691,274

11.	Tax payable

	As of
	December 31, 2018	June 30, 2019
Value added tax	98,020,846	88,229,955
Individual income tax withholding	1,721,939	3,245,045
Urban maintenance and construction tax	1,256,633	269,788
Stamp duty	287,303	373,639

Total	101,286,721	92,118,427

The Group’s revenues are subject to value-added tax at a rate of approximately 6%.

12.	Accrued liabilities and other liabilities

	As of
	December 31, 2018	June 30, 2019
Accrued liabilities and other current liabilities
Accrued advertising and marketing expense	288,782,409	364,356,163
Cultural development fee and other tax surcharges(1)	76,151,018	103,554,000
Deferred non-refundable incentive payment from depositary bank(2)	2,597,700	2,597,700
Follow on offering issuance cost	—	2,062,410
Accrued employee welfare expense	4,709,056	1,493,000
Convertible loan issuance cost	—	1,307,205
Accrued professional fees	6,074,086	1,279,746
Accrued Series A convertible redeemable preferred shares issuance cost of a subsidiary	126,146	—
Others	690,144	1,733,044

	379,130,559	478,383,268

Non-current
Deferred non-refundable incentive payment from depositary bank(2)	9,686,219	8,419,246

Total	388,816,778	486,802,514

(1)	The Group is subject to a cultural development fee on the provision of advertising services in the PRC. The applicable tax rate is 3% of the net advertising revenues.
(2)

The Company received non-refundable incentive payment of US$1.8 million (RMB12.5 million) from depositary bank in September 2018. The amount will be recorded ratably as a reduction to general and administrative expenses over a 5 year arrangement period. For the six months ended June 30, 2018 and 2019, the Company has recorded nil and RMB1.3 million as a reduction to general and administrative expenses.

13.	Convertible Loan

On March 28, 2019, the Company entered into a convertible loan agreement with Alibaba Investment Limited (“Alibaba”), pursuant to which Alibaba advanced approximately US$171.1 million in aggregate principal amount, which will mature on April 4, 2022 (the “Convertible Loan”). The transaction was completed on April 4, 2019. The Convertible Loan will bear interest at a rate of 3.00% per annum, which will be waived in case of conversion or payable at maturity. The Convertible Loan will be unsecured and unsubordinated and mature in three years after the drawdown, unless previously repaid or converted in accordance with their terms prior to such date.

The Convertible Loan may be converted at Alibaba’s option on or after the date falling 240 calendar days after the date of the agreement or upon the occurrence of an event of default (as defined in the indenture agreement) at a conversion price of US$60.00 per ordinary share, equivalent to US$15.00 per ADS, subject to adjustment under the terms of the indenture agreement. Management assessed that the likelihood of an event of default is remote.

The Company assessed the Convertible Loan under ASC 815 and concluded that:

•

Since the conversion option is considered indexed to the Company’s own stock, bifurcation of conversion option from the Convertible Loan is not required as the scope exception prescribed in ASC 815-10-15-74 is met;

•	There was no BCF attribute to the Convertible Loan as the set conversion price for the Convertible Loan was greater than the fair value of the ordinary share price at date of issuance;

Considering the above, the Company has accounted for the Convertible Loan in accordance with ASC 470 as a single instrument as a long-term liability; the value of the Convertible Loan was measured by the cash received of US$171.1 million (RMB1,175.9 million). The debt issuance costs was recorded as a reduction to the Convertible Loan and is amortized as interest expense using the effective interest method, over the term of the Convertible Loan. As of June 30, 2019, the carrying value of the Company’s Convertible Loan, including accrued interest of RMB8.5 million and net of issuance costs, was RMB1,183.2 million.

14.	Convertible redeemable preferred shares

On September 29, 2017, the Company issued 4,945,055 shares of Series A convertible redeemable preferred shares (the “Series A Shares”) for US$6.5520 per share for cash of US$32,400,000.

On November 14, 2017, the Company issued 1,373,626 shares of Series A1 convertible redeemable preferred shares (the “Series A1 Shares”) for US$7.2800 per share for cash of US$10,000,000.

On March 4, 2018, the Company issued 5,420,144 shares of Series B1 convertible redeemable preferred shares (the “Series B1 Shares”) for US$19.3722 per share for cash of US$105,000,000. Subsequent to the Series B1 Closing, the investor, who is a leading provider of Internet Value-added Services, and the Company’s PRC entities entered into a cooperation agreement that the investor will promote the Company’s mobile application and will charge the Company a service fee. See (1) below for accounting treatment.

On March 8, 2018, the Company issued 3,895,728 shares of Series B2 convertible redeemable preferred shares (the “Series B2 Shares”) for US$23.6156 per share for cash of US$92,000,000.

On April 27, 2018, the Company issued 1,751,539 shares of Series B3 convertible redeemable preferred shares (the “Series B3 Shares”) for US$25.9772 per share for cash of US$45,500,000.

On September 4, 2018, the Company issued 1,450,520 shares of Series C1 convertible redeemable preferred shares (the “Series C1 Shares”) at US$34.47 per share for total consideration of US$50,000,000 to a third party investor (“Series C1 Investor A”). The appraised fair value of Series C1 shares is US$36.78 per share. Concurrently, the Company entered into a cooperation agreement with Series C1 Investor A, under which the Group will provide advertising service to Series C1 Investor A. See (2) below for accounting treatment of the discount.

On September 11, 2018, the Company entered into a supplemental agreement with Series C1 Investor A, under which the number of shares subscribed by Series C1 Investor A has been reduced from 1,450,520 to 290,104. The change of numbers has been concluded by the Company as an extinguishment of mezzanine equity as a separate transaction. See (3) below for accounting treatment of the extinguishment.

On September 4, 2018, the Company issued 145,052 shares of Series C1 convertible redeemable preferred shares at US$37.2280 per share for total consideration of US$5,400,000 to another third party investor (“Series C1 Investor B”).

The Series A, Series A1, Series B1, Series B2, Series B3 and Series C1 shares are collectively referred to as the Preferred Shares.

Upon the Series B1 Shares issuance Closing, several terms of the Series A Shares and Series A1 Shares have been updated to be consistent with the new issued Series B1 Shares’ rights summarized as follows:

(1)	The non-cumulative dividend rate for Series A, A1 was modified from 8% to 12%;

(2)

The term of redemption requirement for Series A Shares and Series A1 Shares has been changed from six years from the date of relevant Series Closing Date to five years from the date of Series B1 Shares issuance Closing;

(3)	The percentage to calculate the liquidation amount was modified from 100% to 120% for Series A Shares and Series A1 Shares;

(4)	The definition of a Qualified IPO.

The Company evaluated the modifications in accordance with its accounting policy and concluded that they are modifications, rather than extinguishment of Preferred Shares because the Company determined that the amendment did not add, remove, significantly change a substantive contractual term or to the nature of the overall instrument. The intention of the modification was to align the redemption rights and dividends right among existing Preferred Shareholders and the incoming Preferred Shareholders.

The modifications that resulted in difference of between the fair value of the modified Series A and Series A1 Preferred Shares and the carrying value of Series A and Series A1 Preferred Shares on the modification date have been recorded as a deemed dividend of RMB1,916,871 against the accumulated deficit.

The key terms of the Series A, Series A1, Series B1, Series B2, Series B3 and Series C1 Shares after the modifications are as follows:

Conversion rights

Each Preferred Share shall be convertible into such number of ordinary shares at the Preferred Share-to-Ordinary Share conversion ratio equal to Preferred Share Purchase Price for such Preferred Share divided by the then-effective Conversion Price (as defined below) for such Preferred Share. The “Conversion Price” for such Preferred Share shall initially be the Preferred Share Purchase Price for such Preferred Share, resulting in an initial conversion ratio for the Preferred Shares of 1:1, and shall be subject to adjustment and readjustment from time to time, including but not limited to additional equity securities issuance, share dividends, distribution, subdivisions, redemptions, combinations, or consolidation of ordinary shares. The conversion price is also subject to adjustment in the event the Company issues additional ordinary shares at a price per share that is less than such conversion price. In such case, the conversion price shall be reduced to adjust for dilution on a weighted average basis.

Each Preferred Share may, at the option of the holder thereof, be converted at any time after the date of issuance of such Preferred Shares into Ordinary Shares based on the then-effective Conversion Price.

In addition, each share of the Series A, A1, B1, B2, B3 and C1 Shares would automatically be converted into ordinary shares of the Company (i) upon the closing of an initial public offering of the Company’s shares or (ii) upon the date specified by written consent or agreement of its shareholders.

The Company determined that there were no beneficial conversion features identified for any of the Preferred Shares during any of the periods. In making this determination, the Company compared the fair value of the ordinary shares into which the Preferred Shares are convertible with the respective effective conversion price at the issuance date. In all instances, the effective conversion price was greater than the fair value of the ordinary shares. To the extent a conversion price adjustment occurs, as described above, the Company will re-evaluate whether or not a beneficial conversion feature should be recognized.

Dividend rights

The Series C1 Preferred Shareholders shall be entitled to receive, in preference to any dividend on the ordinary shares, non-cumulative dividends for each Preferred Share at the rate equal to 12% of, as the case may be, the Series C1 Preferred Share Purchase Price, for each respective preferred shareholder, payable out of funds or assets when and as such funds or assets become legally available therefor, on parity with each other and prior and in preference to, and satisfied before, any declaration or payment of any dividend on the Series A Preferred Shares, the Series A1 Preferred Shares, the Series B1 Preferred Shares, the Series B2 Preferred Shares, the Series B3 Preferred Shares and the Ordinary Shares.

The Series B1, B2, B3 Preferred Shareholders shall be entitled to receive, in preference to any dividend on the ordinary shares, non-cumulative dividends for each Preferred Share at the rate equal to 12% of, as the case may be, the Series B1, B2, B3 Preferred Share Purchase Price, for each respective preferred shareholder, payable out of funds or assets when and as such funds or assets become legally available therefor, on parity with each other and prior and in preference to, and satisfied before, any declaration or payment of any dividend on the Series A Preferred Shares, the Series A1 Preferred Shares and the Ordinary Shares.

The Series A, A1 Preferred Shareholders shall also be entitled to receive, in preference to any dividend on the ordinary shares, non-cumulative dividends for each Preferred Share at the rate equal to 12% of, as the case may be, the Series A, A1 Preferred Share Purchase Price, for each respective preferred shareholder, payable out of funds or assets when and as such funds or assets become legally available therefor, on parity with each other and prior and in preference to, and satisfied before, any declaration or payment of any dividend on the Ordinary Shares.

Except the Exempted Dividends (as defined below), no dividend, whether in cash, in property, in shares in the Company or otherwise may be declared or paid on any other class or series of shares unless and until the Preferred Dividends are first paid in full.

Exempted Dividends means (1) a dividend payable solely in Ordinary Shares and to all shareholders of the Company on a pro rata basis, (2) the purchase, repurchase or redemption of Ordinary Shares by the Company at no more than cost from terminated employees, officers or consultants in accordance with the ESOP, or pursuant to written contractual arrangements with the Company approved by the Board (so long as such approval includes the approval of the Series A Director and the Series B1 Director), (3) the purchase, repurchase or redemption of Preferred Shares (including in connection with the conversion of such Preferred Shares into Ordinary Shares).

Voting rights

The holders of the Series A, A1, B1, B2, B3 and C1 Shares shall be entitled to such number of votes equal to the whole number of ordinary shares into which such Series, A1, B1, B2, B3 and C1 Shares are convertible.

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, all assets and funds of the Company legally available for distribution to the shareholders shall, by reason of the shareholders’ ownership of the shares, be distributed as follows:

First, the holders of the Series C1 Shares shall be entitled to receive for each such Preferred Share held by such holder, on parity with each other and prior and in preference to any distribution of any of the assets or funds of the Company to the holders of the Series B1, B2, B3, A, A1 and Ordinary Shares by reason of their ownership of such shares, the amount equal to: (i) for each Series C1 Preferred Share, one hundred and twenty percent (120%) of the applicable Series C1 Issue Price, plus all accrued but unpaid dividends on such Series C1 Preferred Share.

Second, the holders of the Series B1, B2 and B3 Shares shall be entitled to receive for each such Preferred Share held by such holder, on parity with each other and prior and in preference to any distribution of any of the assets or funds of the Company to the holders of the Series A and A1 Preferred Shareholders by reason of their ownership of such shares, the amount equal to one hundred percent (120%) of the applicable Series B1, B2, B3 Issue Price, plus all accrued but unpaid dividends on such Preferred Shares.

Third, the holders of the Series A Shares and Series A1 Shares shall be entitled to receive for each such Preferred Share held by such holder, on parity with each other and prior and in preference to any distribution of any of the assets or funds of the Company to the holders of the Ordinary Shares by reason of their ownership of such shares, the amount equal to one hundred percent (120%) of the applicable Series A and A1 Issue Price, plus all accrued but unpaid dividends on such Preferred Shares. If the assets and funds available for distribution among the Preferred Shareholders shall be insufficient to permit the payment to such holders of the full amount, then the entire remaining assets and funds of the Company legally available for distribution to such shareholders shall be distributed ratably among the shareholders in proportion.

Fourth, if there are any assets or funds remaining after the aggregate amount have been distributed or paid in full to the applicable holders of Series A, A1, B1, B2, B3, C1 Shares, the remaining assets and funds of the Company available for distribution shall be distributed ratably among all shareholders according to the relative number of Ordinary Shares held by such holders on an as if converted basis.

A Deemed Liquidation Event shall be deemed to be any change of control event such as a liquidation, dissolution or winding up, merger and acquisition, reorganization of the Company, a sale, transfer, lease or other disposition of all or substantially all of the assets of any Group Company or the exclusive, irrevocable licensing of all or substantially all of any Group Company’s intellectual property to a third party. Any proceeds, whether in cash or properties, resulting from a Deemed Liquidation Event shall be distributed in accordance with the liquidation preference above.

Redemption right

For Series A, A1, B1, B2, B3 or C1 Shares, at the written request of any Series A or Series A1 Shareholder(s) who individually or in the aggregate hold(s) at least fifty one percent (51%) of all the issued and outstanding such Preferred Shares (“Initial Redemption Notice”), the Company shall redeem all or portion of the outstanding Series A, A1, B1, B2, B3 or C1 Shares respectively held by such Shareholder(s) upon the following redemption event: (i) the Company’s failure to complete a Qualified IPO within five (5) years after the date of the Series B1 Shares issuance Closing; (ii) any material breach by any Warrantor (as defined in the Series A, A1, B1, B2, B3 or Series C1 Purchase Agreement) in the Transaction Documents (as defined in the such Series Preferred Purchase Agreement, including those duly amended and restated versions from time to time) which causes a Material Adverse Effect (as defined in the such Series Preferred Purchase Agreement) on the business of the Group Companies or any holder of the Series A, A1, B1, B2, B3 or Series C1 Shares, or in the event any Warrantor gives any material misrepresentation or engages in willful fraudulent misconducts, which causes a Material Adverse Effect on the business of the Group Companies or any holder of the Series A, A1, B1, B2, B3 or Series C1 Preferred Shares.

In addition, the Company shall (1) promptly thereafter provide all of the other holders of Preferred Shares notice of the Initial Redemption Notice and of their right to participate in such redemption, which right is exercisable by each such holder in their own discretion by delivering a written notice (each, a “Redemption Notice”) by hand or letter mail or courier service to the Company at its principal executive offices within fifteen (15) days of the giving of such notice by the Company, requesting and specifying redemption of all or part of their Preferred Shares, and (2) pay to each holder (each, a “Redeeming Preferred Shareholder”) of a Preferred Share for which an Initial Redemption Notice or a Redemption Notice has been timely submitted (each, a “Redeeming Preferred Share”).

The redemption price for each Series A, A1, B1, B2, B3 or Series C1 Shares shall be determined in accordance with the following formula:

IP x (110%) N + D, where

IP = Series A, A1, B1, B2, B3 or Series C1 Issue Price;

N = a fraction the numerator of which is the number of calendar days between date the Series A, A1, B1, B2,

B3 or Series C1 Issue Date and the date on which the Redemption Price is paid and the denominator of which is 365;

D = all declared but unpaid dividends on each Series A, A1, B1, B2, B3 or Series C1 Shares up to the date of redemption, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations or mergers.

Warrant

Before the issuance of Series B2 Shares, one of investors entered into a Loan and Guarantee agreement with the Company on February 12, 2018, pursuant to which the investor lent US$5,000,000 to the VIE while the Company issued a warrant to the investor to the right to purchase 211,724 Series B2 Shares at an exercise price of $23.62 per share. On March 21, 2018, the investor exercised the warrant and subscribed to 211,724 Series B2 Preferred Shares. The US$5,000,000 loan has been settled and converted to the investor’s 211,724 entitled shares upon the exercise of the warrant. Given that the outstanding period of the loan and warrant was within a month, the value of the conversion feature in the loan and the warrant was determined to be immaterial.

(1) Accounting of Preferred Shares

The Company classified the Preferred Shares in the mezzanine section of the consolidated balance sheets because they were convertible at the holders’ option any time after the date of issuance of such shares and were contingently redeemable upon the occurrence of certain liquidation events outside of the Company’s control, including the Company’s failure to complete a Qualified IPO within five years following the date of Series B1 Closing. A Qualified IPO is defined as a firm commitment underwritten public offering of the Ordinary Shares of the Company (or depositary receipts or depositary shares therefor) in the United States pursuant to an effective registration statement under the United States Securities Act of 1933, as amended or in another jurisdiction which results in the Ordinary Shares trading publicly on a recognized international securities exchange approved by the majority Preferred Shareholders, with (i) if such public offering takes place within 5 years of the Series B1 Closing, minimum pre-money valuation of $5,000,000,000 and minimum gross proceeds to the Company of $500,000,000, or (ii) if such public offering takes place within the year 2018, minimum post-money valuation of $3,000,000,000 and minimum gross proceeds to the Company of $300,000,000. The Preferred Shares are recorded initially at fair value, net of issuance costs.

For the six months ended June 30, 2018 and 2019, the issuance costs incurred were RMB34.4 million and nil.

The Qualified Public Offering deadline is five years following the Closing of Series B1. As such, the failure to complete a Qualified Public Offering by March 4, 2023 would be considered the earliest redemption date for all Preferred Shares.

Based on the Company’s valuation results, the Series B1 Shares were issued on March 4, 2018 at $19.37 per share with an 18% discount compared with the fair value at $22.46 per share of the Series B1 Shares on the issuance date. On March 8, 2018, the Series B2 Shares were issued at $23.62 per share at fair value. Although the Company entered into the cooperation agreement with the B1 investor which would expire in 2021, management concluded the terms were not advantageous in terms of prices or payment terms, and the services covered were not exclusive or unique for the Company, that service fees in the agreement were determined based on market value and that the Company could have obtained similar services with similar prices from other service suppliers. As a result, the cooperation agreement with the investors for the Series B1 Shares were accounted for separately from the issuance of the Series B1 Shares. The Company also determined that the conversion price was higher than the estimated fair value of the ordinary shares on the issuance date and as such that there was no beneficial conversion feature embedded in the issuance of the Series B1 Shares. Accordingly the Company did not separately account for the discount on the issuance price of Series B1 Shares.

The Company recognized accretion to the respective redemption value of the Preferred Shares over the period starting from issuance date to the earliest redemption date according to the redemption price calculation described above except for Series C1 issued to Series C1 investor A, the related accounting treatment was described in (2) Accounting of discount in Series C1 convertible redeemable preferred shares insurance price below. Preferred shares are denominated in USD and the reporting currency of the Company is RMB. Therefore, foreign currency translation adjustments arising from the fluctuation of the exchange rate between USD and RMB are recorded as a separate component of shareholders’ deficit on the consolidated financial statement.

When the preferred shareholders converted their preferred shares to ordinary shares upon completion of the IPO in September 2018, the Company calculated the accretion value of the preferred share through the IPO date and the difference between the carrying value of the preferred shares on the IPO date and the paid-in capital of ordinary share converted into were recognized in the additional paid-in capital.

(2) Accounting of the discount offered to Series C1 Investor A

As mentioned above, the per share cash consideration of US$34.47 received from Series C1 Investor A was lower than the appraised fair value of US$36.78 per share. The discount between the fair value and cash consideration was offered since to Series C1 Investor A has entered into a cooperation agreement with the Company and is going to be a future customer of the Company. Therefore, the discount of US$3.35 million (RMB22.8 million) has been accounted for as upfront incentive payment to customer. The upfront incentive payment shall be charged to expense during the one year period in which the Company will provide advertising service to Series C1 Investor A. As of June 30, 2019, the carrying value of the incentive payment was RMB17.1 million, reduced by the amount of advertising services that have been received by the customer to date in 2019.

(3) Accounting of the extinguishment of mezzanine equity related to Series C1 Investor A

As mentioned above, the Company assessed and concluded that the reduction of shares committed from 1,450,520 to 290,104 is an extinguishment of mezzanine equity. The extinguishment of the preferred shares was recorded at fair value on repurchase day. A gain, which was the difference of US$2.68 million (RMB18.3 million) between the excess of the fair value of the consideration over the carrying value of preferred shares upon the repurchase date, was recorded in accumulated deficit as of December 31, 2018.

(4) Agreement for issuance of Series C2 Shares

On August 27, 2018, the Company entered into a share subscription agreement with a subsidiary of Shanghai Dongfang Newspaper Co., Ltd., commonly known as “The Paper”, a leading online news service provider in China. The Paper is a subsidiary of Shanghai United Media Group, which is a wholly state- owned enterprise.

Pursuant to the a share subscription agreement, the Company agreed to issue 1,480,123 Series C2 convertible redeemable preferred shares (or ordinary shares once the Company completes its initial public offering) (“Series C2 Shares”) to The Paper for consideration of US$55,102,061, of which US$20,408,171 or US$13.79 per share (“Series C2 Cash Price”) and certain business and strategic cooperation between The Paper and the Group. To the extent the closing of the share subscription is after the completion of IPO, the same number of ordinary shares will be issued to The Paper in lieu of series C2 preferred shares. The share subscription agreement also provides that The Paper will have the right to designate one director to the Company’s board of directors.

In addition, Shanghai Jifen (VIE entity of the Group) has agreed to issue equity interests representing 1% of its enlarged share capital to The Paper at a nominal price which has not been completed as of June 30, 2019.

Since the share subscription agreement did not represent a firm commitment to issue shares until the regulatory approval is obtained, and the Company has completed IPO in September 2018, the Company has not recognized the issuance of ordinary shares as June 30, 2019.

During September 2019, the aforementioned share subscription was approved by the relevant PRC government authorities and the ordinary shares were issued. Refer to Note 23 – Subsequent Events for additional information.

15.	Ordinary Share

On July 17, 2017, Qutoutiao Inc. was incorporated as Limited Liability Company with authorized share capital of US$50,000 divided into 50,000 shares with par value US$1.00 each. On September 1, 2017, the authorized share capital of US$50,000, which represented 50,000 issued shares, was subdivided into 500,000,000 shares.

In November 2017, a shareholder of the Company sold certain ordinary shares to third party investors at US$7.28 per share. The sale of ordinary shares is a transaction amongst shareholders and did not impact the Group’s consolidated financial statements.

In January 2018, the founders entered into Share Restriction Deeds with the Company such that a total of 15,937,500 ordinary shares of the Company held by the founders became restricted and will vest over periods from 24 months to 34 months. Prior to the end of the vesting periods, all the remaining restricted shares shall vest immediately and no longer constitute restricted shares upon a Deemed Liquidation Event or IPO of the Company. In the event that the founder voluntarily and unilaterally terminates his employment/ service contract with any applicable Group entities or his employment or service relationship is terminated by any applicable Group entities for cause as stated in the Deed, the related founder shall sell to the Company, and the Company shall repurchase from the founder, all of the restricted shares (not vested shares) at a price of US$0.0001 per share. For accounting purposes, this transaction has been reflected retrospectively similar to a reverse stock split and presented in the balance sheet as of December 31, 2017 and statement of shareholders’ deficit as a reduction of the numbers of issued and outstanding ordinary shares. Upon the execution of the Share Restriction Deeds in January 2018, the total 15,937,500 ordinary shares were presented as an increase of the numbers of issued ordinary shares, with the grant to be recognized as share-based compensation over the vesting periods at their then fair value on January 3, 2018 (Note 16). Upon the completion of the Company’s IPO in September 2018, 15,937,500 ordinary shares were all vested.

In February 2018, the Company established a trust to hold 10,000,000 of the Company’s issued shares. These ordinary shares were contributed by the founder and held in trust for the benefit of the employees who are under the 2017 Plan to be issued based on the discretion of the board of directors of the Company. The ordinary shares issued to the trust are accounted for as treasury shares of the Company and presented as such for all periods presented. The trust does not hold any other assets or liabilities as at June 30, 2019, nor earn any income nor incur any expenses for the six months ended June 30, 2018 and 2019.

From January to March 2018, shareholders of the Company sold certain ordinary shares to third party investors at about US$23.62 per share. Except for the sale of ordinary share to existing shareholders which resulted in share-based compensation of RMB1.4 million, the sale of ordinary shares is a transaction amongst shareholders and did not impact the Group’s consolidated financial statements.

In September 2018, the Company completed its initial public offering on the NASDAQ Global Select Market of 13,800,000 American Depositary Shares (“ADS”) (including 1,800,000 ADSs sold upon the full exercise of the underwriters’ over-allotment option) (every four ADS represents one Class A ordinary share, for a total ordinary shares offering of 3,450,000 shares), at a price of US$7.00 per ADS for a total offering size of approximately US$96.6 million. The net proceeds raised from the IPO amounted to approximately RMB590.9 million (US$85.9 million) after deducting underwriting discounts and commissions and other offering expenses.

Upon the completion of the IPO, all classes of preferred shares of the Company were converted and designated as Class A ordinary shares on a one-for-one basis. 34,248,442 ordinary shares, including the vesting of 15,937,500 ordinary owned by the founders that became subsequently restricted on January 3, 2018, were designated as Class B ordinary share on a one-for-one basis. All the remaining ordinary shares were designated as Class A ordinary shares on a one-for-one basis.

16.	Share-based compensation

(a) Share option plan

In January 2019, the board of the directors of the Company approved a 2019 Equity incentive plan. The equity incentive plan replaced the 2017 equity incentive plan and 2018 equity incentive plan that the Company previously adopted in their entirety and assumed the awards previously granted under these two plans. On March 5, 2019, the Company increased the aggregate number of Class A ordinary shares reserved for issuance pursuant to awards granted under the equity incentive plan by 3.5% of the total number of Class A ordinary shares and Class B ordinary shares outstanding as of December 31, 2018.

Share-based compensation expense related to the option awards granted to the employees amounted to approximately RMB25.4 million and RMB117.1 million for the six months ended June 30, 2018 and 2019.

Share-based awards related to the option awards granted to the employees of companies under common control of the founder were measured at fair value at the grant dates and amounts of RMB6.8 million and nil was recognized as dividends distributed to the founder for the six months ended June 30, 2018 and 2019, respectively. In 2018 and 2019 some employees of companies under common control of the founder were transferred to be the Company’s employee. The related unvested options granted were not modified in connection with the change in status, but future service is still necessary to earn the award over the remaining periods. Accordingly, the share-based compensation expense related to the unvested options were measured as if the related unvested options were newly granted at the date of the change and recognized over the remaining vesting periods. For the six months ended June 30, 2018 and 2019, share-based compensation expense related to the employees transferred from sister company amounted to RMB1.1 million and RMB18.5 million, respectively.

(b) Restricted shares to founders with service conditions

On January 3, 2018, the founders entered into Share Restriction Deeds with the Company such that a total of 15,937,500 ordinary shares of the Company held by the founders became restricted and will vest over periods from 24 months to 34 months starting January 2018. Prior to the end of the vesting periods, all the remaining restricted shares shall vest immediately and no longer constitute restricted shares upon a Deemed Liquidation Event or IPO of the Company. In the event that the founder voluntarily and unilaterally terminates his employment/service contract with any applicable Group entities or his employment or service relationship is terminated by any applicable Group entities for cause as stated in the Deed, the related founder shall sell to the Company, and the Company shall repurchase from the founder, all of the restricted shares (not vested shares) at a price of US$0.0001 per share. This transaction has been reflected retrospectively similar to a reverse stock split, with a grant of the 15,937,500 restricted shares recognized in January 2018 at their fair value. The grant is being treated as share-based compensation over the vesting periods, and the estimated grant date fair value of the 15,937,500 ordinary shares approximated to at RMB864.7 million (US$128.1 million). Share-based compensation expense of RMB215.0 million (US$33.1 million) were recorded as share-based compensation expense through the completion of IPO. Upon the completion of IPO in September, 2018 which was prior to the end of the vesting periods, the entire remaining unrecognized compensation expenses approximating RMB649.7 million (US$95.0 million) was expensed immediately.

17.	Income Taxes

The Company has incurred net accumulated operating losses for income tax purposes since its inception. The Company believes that it is more likely than not that these net accumulated operating losses and other deferred tax assets will not be utilized in the future. Therefore, the Company has provided full valuation allowances for the deferred tax assets as of December 31, 2018 and June 30, 2019.

18.	Other Operating Income

The Chinese tax bureau implemented a new tax rule which states that for the period between April 1, 2019 to December 31, 2021, companies from selected service industries (i.e. postal services, telecommunication services, modern services and lifestyle services) qualify for, an additional 10 percent super deduction of input VAT in addition to the existing, deductible input VAT. For the six months ended June 30, 2019, the Company recorded a benefit from the super deduction of RMB10.8 million in other operating income.

19.	Redeemable non-controlling interests and non-controlling interests

(a) Redeemable non-controlling interests

In November 14, 2018, Fun literature, one of the Company’s wholly owned subsidiaries, entered into preferred share purchase agreements with certain third party investors (“Fun preferred shareholders”) to issue 3,763,440 shares of series A redeemable convertible preferred shares (Fun Preferred Shares) at the price of US$3.72 per share for an aggregate issuance price of US$14.0 million (RMB97.1 million). The Fun Preferred Shares on an as-if-converted basis represented approximately 7% of the aggregate issued and outstanding share capital of Fun literature on the closing date, with the Company holding the remaining 93%.

On March 29, 2019, Fun Literature entered into an additional preferred share agreement with a new third party investor to issue 1,097,212 series A redeemable preferred shares at the price of US$3.72 per share for an aggregate issuance price of US$4.0 million (RMB27.5 million). After the issuance, the Fun Preferred Shares on an as-if-converted basis represented approximately 9% of the aggregate issued and outstanding share capital of Fun literature on the closing date, with the Company holding the remaining 91%. The shares issued in March 2019 were subject to the same agreement terms and accounting treatment as the Series A shares previously issued in November 2018.

Pursuant to the preferred share agreement, the Fun preferred shareholders have the right to convert all or any portion of their preferred shareholdings into ordinary shares of Fun literature at the initial conversion ratio of 1:1 at any time after the date of issuance of the preferred shares, and the conversion ratio is subject to adjustment for dilution, including but not limited to stock splits, stock dividends and recapitalization. In addition, the Fun Preferred Shares will automatically convert into the Fun Literature’s ordinary shares upon the occurrence of a qualified initial public offering (as defined in the share purchase agreement), at the then effective and applicable conversion price.

The other main rights, preferences and privileges of Fun Preferred Shares are as follows:

Dividend rights

If the board of Fun literature declares dividend, the Investors have the same rights as the ordinary shareholders.

Liquidation preferences

In the event of any liquidation, dissolution or winding up of Fun literature, either voluntarily or involuntarily, the Fun preferred shareholders rank pari passu with the ordinary shareholders.

Redemption rights

The Fun preferred shareholders have the right to require Fun literature to purchase all the shares from the Fun preferred shareholders within five years after the closing of the issuance by the holders in the event that (i) a qualified initial public offering has not occurred, or (ii)) any material breach of representations and warranties, covenants or obligations made or borne by any The Company that cause material adverse effect on any Fun preferred shareholders, or (iii) any the Company engages in willful or fraudulent misconducts that cause material adverse effect on any Fun preferred shareholders. The redemption need to be done within 60 days from the date on which the Fun preferred shareholders raise their written request. The redemption price equals initial investment plus 10% annual compound interests.

Voting rights

The Fun preferred shareholders have the number of votes as equal to the number of shares they hold.

Since the Fun Preferred Shares are redeemable at a determinable price on a determinable date, at the option of the holder, or upon occurrence of an event that is not solely within the control of Fun Literature, the Fun Preferred Shares are accounted for as redeemable non-controlling interests in the Group’s consolidated balance sheets.

Subsequently, the redeemable non-controlling interests should be carried at the higher of (1) the carrying amount after the attribution of net income of the Company (2) the expected redemption value. The Company accretes for the difference between the initial carrying value and the ultimate redemption price to the earliest possible redemption date using the effective interest method.

The Company’s redeemable non-controlling interests’ activities for the six months ended June 30, 2019 is summarized as follows:

Six months ended June 30, 2019
Beginning balance as at December 31, 2018	96,936,855
Issuance of Redeemable non-controlling interests, net of issuance costs	27,483,649
Foreign exchange impacts	767,115
Accretion to redemption value of redeemable non-controlling interests	5,293,586

Ending balance as at June 30, 2019	130,481,205

The Company did not have any redeemable non-controlling interests’ activity for the six months ended June 30, 2018.

(b) Non-controlling interests

Non-controlling interests represent the Group’s overseas subsidiary’s cumulative results of operations and changes in deficit attributable to non-controlling shareholders. The subsidiary was set up by the group and the non-controlling shareholders in May 2018 with nominal capital injection and the Group and non-controlling shareholders own 73.34% and 26.66% equity interests in that subsidiary respectively. The non-controlling shareholders have not yet funded their share of the formation capital.

20.	Related Party transactions

As of December 31, 2018 and June 30, 2019, the transactions with and amount due to/from related parties was as follows:

Transaction amount with related parties

	Six months ended June 30,
	2018	2019
Services provided by the Group
Advertising and marketing service provided to related parties(1)	1,183,492	144,462,450
Agent and platform service provided to a related party(2)	5,293,092	—

	Six months ended June 30,
	2018	2019
Services received by the Group
Advertisement costs charged from a related party(3)	—	14,758,169
Advertising service fee charged from related parties(4)	2,783,291	669,123
iCloud server and other service fee charged from a related party(5)	5,502,298	—

Balance amount with related parties

	As of
	December 31, 2018	June 30, 2019
Amount due from related parties(1)&(2)	—	104,097,946
Amount due to related parties(3)&(4)	—	6,841,157

(1)

For the six months ended June 30, 2018, the Group charged advertising and marketing service of RMB1.2 million to a company in which the founder of the Company was a member of key management (the founder was no longer a member of management of that company after September 2018).

For the six months ended June 30, 2019, a total of RMB144.5 million of advertising and marketing services was provided to companies under common control of the founder, which includes integrated marketing solution services.

(2)

The Group provided agent and platform services between the advertising customers and a company in which the founder of the Company was a member of key management by facilitating the advertising customers to display their advertisements. The founder was no longer a member of management of that company as of December 31, 2018.

(3)

For the six months ended June 30, 2019, the Group entered into a CPM (cost per impression) arrangement with a media platform under the common control of the founder to for the Group’s customers’ advertisement placement. The total service fee charged from related parties amounted to RMB14.8 million for the six months ended June 30, 2019.

(4)

For the six months ended June 30, 2018, the Group entered into a cooperation agreement with Series B1 shareholder to promote the Company’s mobile application, and the cooperation agreement requires the Company to prepay a total service fee of RMB31.5 million which will be recognized as expense over 3 years. Total service fee recognized as expense amounted to RMB5.5 million. After the IPO in September 2018, the Series B1 shareholder has no right to nominate the board member of the Company and has only 1.5% voting power of the Company and no ability to exercise significant influence. As a result, the Series B1 shareholder was no longer a related party of the Company after September 2018.

For the six months ended June 30, 2019, the service fee charged from related parties represented the expense charged from a different company under common control of the founder which provided the Group with advertising and marketing service.

(5)

The service fee mainly represented iCloud server and short message service fees charged from Series B1 shareholder through September 2018. After the IPO in September 2018, the Series B1 shareholder has no right to nominate the board member of the Company and has only 1.5% voting power of the Company and no ability to exercise significant influence. As a result, the Series B1 shareholder was no longer a related party of the Company after September 2018.

21.	Basic and diluted net loss per share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the six months ended June 30, 2018 and 2019 as follows:

	Six months ended June 30, 2018	Six months ended June 30, 2019
Numerator:
Net loss attributable to Qutoutiao Inc.	(514,435,513)	(1,249,285,575)
Accretion on Series A convertible redeemable preferred shares redemption value	(10,643,883)	—
Accretion on Series A1 convertible redeemable preferred shares redemption value	(3,274,935)	—
Accretion on Series B1 convertible redeemable preferred shares redemption value	(21,349,500)	—
Accretion on Series B2 convertible redeemable preferred shares redemption value	(18,092,345)	—
Accretion on Series B3 convertible redeemable preferred shares redemption value	(5,602,880)	—
Deemed dividend to preferred shareholders	(1,916,871)	—
Accretion on redemption value of Series A convertible redeemable preferred shares of a subsidiary (Note 19)	—	(5,293,586)
Net loss attributable to ordinary shareholders-Basic and diluted	(575,315,927)	(1,254,579,161)

Denominator:
Denominator for basic and diluted loss per share Weighted-average ordinary shares outstanding (Note)
Basic and diluted	24,238,324	62,684,261
Basic and diluted loss per share	(23.74)	(20.01)

Denominator for basic and diluted loss per ADS Weighted-average ADS outstanding (Note)
Basic and diluted	96,953,296	250,737,044
Basic and diluted loss per ADS	(5.93)	(5.00)

For the six months ended June 30, 2018 and 2019, assumed conversion of the Preferred Shares have not been reflected in the dilutive calculations pursuant to ASC 260, “Earnings Per Share,” due to the anti- dilutive effect as a result of the Group’s net loss. The effects of all outstanding share options and restricted shares granted to the founders have also been excluded from the computation of diluted loss per share for the six months ended June 30, 2018 and 2019 due to their anti-dilutive effect.

The following ordinary shares equivalent were excluded from the computation of diluted net loss per ordinary share for the periods presented because including them would have had an anti-dilutive effect:

	Six months ended
	June 30, 2018	June 30, 2019
Preferred shares — weighted average	12,642,574	—
Share options — weighted average	9,911,869	11,288,731
Restricted shares — weighted average	10,569,386	—

22.	Commitments and contingencies

(a) Content fee

The Group has entered into non-cancelable agreements for the use of contents owned by certain content providers.

As of June 30, 2019, future minimum payments with respect to these agreements consist of the following:

	RMB	US$ (Note 2(e))
Years Ending December 31,
Remainder of 2019	102,396,667	14,915,756
2020	162,521,191	23,673,881
2021	61,832,143	9,006,867

(b) Capital and other commitments

As of June 30, 2019, future minimum payments under non-cancellable capital expenditure of the following:

	RMB	US$ (Note 2(e))
Years Ending December 31,
Remainder of 2019	178,967,000	26,069,483
2020	36,252,000	5,280,699

(c) Litigation

In the ordinary course of the business, the Group is subject to periodic legal or administrative proceedings. As of June 30, 2019, the Group is not a party to any legal or administrative proceedings, which will have a material adverse effect on the Group’s business, financial position, results of operations and cash flows.

23.	Subsequent events

(a)

On July 16, 2019, the Company began to undergo product upgrades and temporarily suspended content updates and certain commercial activities on Midu Novels in compliance with regulatory requirements, and have subsequently resumed its regular content updates and commercial activities since October 16, 2019.

(b)

Pursuant to Note 14 (4), on September 23, 2019, Qutoutiao Inc. obtained the relevant PRC government approval and completed the share purchase agreement with Shanghai Dongfang Newspaper Co., Ltd., commonly known as “The Paper”. The Company then issued 1,480,123 Class A ordinary shares for an aggregate cash consideration of $20,408,171 (RMB140.1 million), amounting to a cash consideration of US$13.79 per share ($3.45 per ADS). The Paper will also carry out the performance of certain strategic cooperation agreements for a fee charge with Shanghai Jifen, the consolidated VIE, for certain years.

In addition, Shanghai Jifen issued equity interests representing 1% of its enlarged share capital to The Paper at a nominal price. A representative from The Paper will hold one seat on Jifen’s Board of Directors not to participate on the VIE’s decision making process but to oversee the compliance and enhance quality of content on the Company’s platforms. The Paper will not absorb the losses allocation, if any, from the VIE. The Company believes that its control over the consolidated VIE and its subsidiaries and the economic benefits received from the consolidated VIE will not be adversely affected and will continue to consolidate the VIE. The 1% equity interests held by The Paper will represent non-controlling interest of the Company.

(c)

On September 24, 2019, one of the Group’s subsidiaries, Fun Literature Limited, completed Series B financing in the amount of US$100,000,000. The financing round is led by CMC Capital and followed by the Company. CMC Capital subscribed to 8,794,703 Series B Preferred Shares for US$5.69 per share for a total cash consideration of US$50,000,000 in this financing round. In addition to similar preferential rights granted to Fun Literature Limited’s Series A Preferred Shares as described in Note 19, the Series B holders are entitled to (1) a conversion price adjustment to US$4.31 if certain user engagement metrics are not met by July 2020 and (2) a Series B put option to Fun Literature’s parent company, Qutoutiao Inc., to purchase at the initial investment plus any declared or accrued but unpaid dividends in the event that a certain business license is not obtained by June 30, 2020. Additionally, as part of the issuance, all Series A and Series B preferred shareholders are entitled to a preferred put option, whereas they have the right to require Fun Literature’s parent company, Qutoutiao Inc., to purchase all the shares from the Fun shareholders upon (i) an unsuccessful IPO within 5 years or (ii) any material adverse effect caused by Fun Literature Limited or the Company. The preferred put option redemption price equals the initial investment plus 4% annual simple interest rate.